1.0 TITLE PAGE

Technical Report

on the

Mineral Resource Estimate
For the
Carmacks Copper Project

Whitehorse Mining Division
Yukon Territory

For

Western Copper Corporation

By:

R. J. Robinson, P. Geol.
S. G. Casselman, P. Geo.

January 8, 2007

Aurora Geosciences Ltd.

25.0	ADDRESSED TO ISSUER	67

	Appendices	68

LIST OF FIGURES

Figure 1. Property Location Map	3

Figure 6.1 Claim Location Map	22

Figure 9.1 Regional Geology	28

Figure 9.2 Property Geology Sketch	32

Figure 12.1 General Plan Map	36

Figure 13.1 Idealised Section at 1500 N	38

Figure 20.1 Proposed Site Plan After Page	54

LIST OF TABLES

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

3.0 SUMMARY

This technical report was undertaken to quantify the mineral inventory of the Carmacks Copper Project of Western Copper in accordance with National Instrument 43-101. An earlier technical report entitled, “Technical Report on the Carmacks Copper Project, Whitehorse Mining Division, Yukon Territory, for Western Copper Corp.” by G. Cavey, P.Geo., D. Gunning, P.Eng. both of Orequest Consultants, and Jonathan Clegg P. Eng., of Western Copper Corporation, dated March 31, 2006 summarized the geological setting, work history, resource estimates, and metallurgical and engineering studies conducted on the property to date. However, it did not evaluate or disclose the mineral inventory to NI 43-101 standards. For that reason, much of the background discussion and research presented in this report has been taken from the earlier report, except for all discussions relating to the mineral resource inventory of the property. The authors of this report take full responsibility for all content and disclosures contained within this report, except as specifically disclaimed herein.

As a result of the Arrangement between Glamis Gold and Western Silver Corp. dated February 23, 2006, a new company, Western Copper Corporation, was created. Western Copper, a fully independent and publicly traded company (TSX-WRN) is now 100% owner of the Carmacks Copper Project in the Yukon Territory in Canada. This plan of arrangement provided a cash asset to Western Copper of approximately CAN$38 million. The Carmacks Copper Project is an oxide copper-gold deposit, which in the 1990's was proposed to be an open pit mine with crushing, heap leaching and SX/EW extraction of cathode copper.

Western Copper Holdings Ltd. acquired the Carmacks Copper Project from Archer, Cathro & Associates in 1989. In 1993 the company completed a full feasibility study on the property which was subsequently updated in 1995. Following this Western Copper Holdings Ltd. made the decision to proceed with project development and filed for environmental review together with Quartz Mining and Water Licence Applications. In December, 1997 Western Copper Holdings Ltd. obtained a basic engineering study (the Basic Engineering Study) and a definitive capital cost estimate, prepared by Kilborn Engineering Pacific Ltd., with a view to obtaining proposals for the construction of the project. In 1998, after completing some early construction work on the project, Western Copper Holdings Ltd. suspended work on the project indefinitely due to low copper prices.

The company later changed its name to Western Silver Corporation and in May, 2006 spun-off the property to a newly formed Western Copper Corporation, following the buy out of Western Silver by Glamis Gold.

In late 2004, based in part on renewed optimism in the price of copper, Western Copper

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agreed to re-enter the permitting process with the Yukon Territorial Government and has been engaged since then in the environmental review process under the Yukon Environmental Assessment (YEA) process and more recently the newly enacted Yukon Environmental and Socio-economic Assessment (YESAA) process. In addition to the permitting work Western Copper initiated an exploration program on the property in July of 2006 and has engaged in further metallurgical testwork. The exploration program has been designed to substantiate historical work, to increase the resource, and to provide information for an updated feasibility study.

Property Description and Location

The Carmacks Copper Project is located in the Dawson Range at latitude 62°-21'N and longitude 136°- 41' W, some 200 km north of Whitehorse, Yukon. The Project site is located on Williams Creek, 8km west of the Yukon River and some 38 km northwest of the town of Carmacks (Figure 1).

The Carmacks Copper Project site is located in the Whitehorse mining District and consists of 240 full-size and fractional claims in one contiguous block, and one separate 2 full-size claim block. Archer, Cathro & Associates (1981) Limited, at the election of Western Copper, retain a 3.0% NSR royalty to a maximum of $2.5 million ($300,000 has been paid as advanced royalty payments pursuant to the royalty agreement).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Project site is accessible by a 12 km exploration road that leads north from km 33 of the secondary, government maintained un-paved roadway (the Freegold Road) from Carmacks. Carmacks, on the Yukon River, is 175 km by paved road north of Whitehorse, Yukon Territory.

A new 5 m wide access road is proposed to be constructed to the east of the current exploration road alignment. Limited upgrading of the Freegold Road will be required prior to the commencement of project operations. This upgrading will be undertaken by the Yukon Government.

The climate in the Carmacks area is marked by warm summers and cold winters. Mean daily temperatures range from -30 deg C in January to 12 deg C in July. Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months.

The average annual precipitation is approximately 375 mm (water equivalent) with one third falling as snow. July is the wettest month. Mean annual evaporation is approximately 404 mm to yield a net loss of 29 mm. Maximum evaporation occurs in July.

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Figure 1. Property Location Map

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Winter conditions may be considered to extend over the period where daytime maximum temperatures average below zero, November to March. The extreme cold temperatures in the region make outside construction in the winter difficult.

Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the No. 1 Zone, topographic relief is 230 m. Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block.

Outcrop is uncommon because of the subdued topography and lack of glaciation. The major portion of the claim block lying north of Williams Creek is unglaciated above the 760 m elevation. The claim block area south of the Williams Creek valley and peripheral portions of the claim block, especially to the east, are covered by a veneer of ablation and lodgement boulder till with a sandy to silty matrix, generally less than 1 m thick.

Overburden is generally thin; a few centimetres of moss and organic material overlie 5 to 20 cm of white felsic volcanic ash (White River ash approximately 1,250 years old). In unglaciated areas, the white ash is underlain by 10 cm of organics or peat, and 15 to 50 cm of soil. Bedrock is extensively weathered, particularly the gneissic units. At the eastern end of Trench 91-6, bedrock is 7 m below surface, the deepest recorded in the unglaciated area. In the glaciated areas, the white ash is underlain by tills, generally 1 m thick, except along Williams Creek valley where an undetermined depth of till and colluvium has collected. Permafrost is present at varying depths on most north-facing slopes and at depth in other areas. Facilities will be located to avoid frost- susceptible, poorly drained soils.

Vegetation in wet areas, especially along the William Creek valley, consists of willows and alders. Drier areas are covered by pine and spruce trees. The property as a whole is below the tree line.

The village of Carmacks is the closest community to the project and has a population of about 450. The village has a gas station, a hotel and three restaurants. Power is provided by Yukon energy from the grid and land based phone/internet service is available in the village. Services available in the community are limited; some small contracting and equipment maintenance shops are in the area. Pursuant to a recent agreement between Sherwood Copper and Yukon Energy a plan is being developed to extend the power grid to the north to supply the Minto Mine, forty kilometres northwest of the Carmacks Copper Project. This would take the power line within approximately 10km of the Carmacks Copper Project.

Whitehorse was a mining service centre in the past, however in recent years it has

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become more of an administrative centre. It is probable that many experienced mining personnel can be hired in Whitehorse although some may have to be sourced externally. 180 km south of Whitehorse by paved road lies the year-round port of Skagway Alaska. A narrow gauge railroad from Skagway to Whitehorse exists (Yukon & White Pass Route railway), but has not operated commercially for several years. Whitehorse has an airport with daily flights to Vancouver and thrice-weekly flights to Edmonton, Calgary and Yellowknife. There is a small airfield used by private aircraft in Carmacks.

History

The first reported copper discovery in this region was made by Dr. G.M. Dawson in 1887 at Hoochekoo Bluff, on the Yukon River, 12 km north of the property. In 1898, the first claims were staked to cover copper showings that were associated with copper bearing quartz veins located in Williams Creek and Merrice Creek Canyons, east of the present Carmacks Copper Deposit.

In the late 1960's, exploration for porphyry copper deposits in the Dawson Range led to the discovery of the Casino porphyry copper deposit, 104 km to the northwest of the Carmacks Copper Deposit. This discovery precipitated a staking rush that led to the staking of the Williams Creek property in 1970 by G. Wing and A. Arsenault of Whitehorse. The Dawson Range Joint Venture (Straus Exploration Inc., Great Plains Development of Canada Ltd., Trojan Consolidated Minerals Ltd., and Molybdenum Corporation of America) optioned the property and contracted Archer, Cathro and Associates to conduct reconnaissance prospecting and geochemical sampling. During this program the present No. 1 and No. 2 Zones were discovered.

The property was purchased by Western Copper Holdings and Thermal Exploration in 1991. Western and Thermal merged in 1995 to become Western Copper Holdings Ltd.

Geological Setting

The regional geology was described by Bostock in 1936 and more recently by Tempelman-Kluit in 1975, 1980 and 1985.

The Carmacks region lies within the Intermontane Belt, which, in the Carmacks map-area, is divisible into the Yukon Cataclastic Terrane, Yukon Crystalline Terrane and Whitehorse Trough.

Units of the Whitehorse Trough lie to the east of the Hoochekoo Fault, east of the Carmacks Copper Project. The Whitehorse Trough comprises Upper Triassic intermediate to basic volcanic (Povoas Formation) capped by carbonate reefs (Lewes

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River Group) and Lower Jurassic greywacke, shale and conglomerate (Laberge Group), derived from the underlying Upper Triassic granitic rocks.

The Yukon Cataclastic Terrane includes hornblende-biotite-chlorite gneiss with interfoliated biotite granite gneiss, (the Permian Selwyn Gneiss), intruded by the Upper Triassic Klotassin Suite-Minto Pluton and the Granite Mountain Batholith. Weakly foliated, mesocratic, biotite-hornblende, Granite Mountain granodiorite contains screens or pendants of strongly foliated feldspar-biotite- hornblende quartz gneisses that host the Carmacks copper deposit.

The Yukon Crystalline Terrane, extensively exposed southwest of the Carmacks Copper deposit, includes quartz-mica schist with quartzite, marble and amphibolite, Early Paleozoic age and possibly equivalent to Pelly Gneiss, intruded by Cretaceous and Jurassic granites and syenites. Tempelman-Kluit (1985) has included Upper Cretaceous Carmacks Group intermediate to basic volcanic and Cretaceous Mount Nansen intermediate to acid volcanic and sub-volcanic equivalents in the Yukon Crystalline Terrane.

Mesozoic strata of the Whitehorse Trough are only exposed in fault contact with the Yukon Crystalline Terrane and Yukon Cataclastic Terrane, but may rest depositionally on them or certain of their strata. The relationship between the Yukon Crystalline Terrane and Yukon Cataclastic Terrane is unknown.

Younger plutonic rocks intrude all three divisions of the Intermontane Belt and the contacts between them. Carmacks Group and Mount Nansen volcanic overlie portions of all older rocks, suggesting that they should not be classified in the Yukon Crystalline Terrane, but are younger rocks that obscure relationships between the older terrane rocks.

The predominant northwest structural trend is represented by the major Hoochekoo, Tatchun and Teslin faults to the east of the Carmacks Copper Project and the Big Creek Fault to the west. East to northeast younger faulting is represented by the major Miller Fault to the south of the Carmacks Copper Project.

Regional Geology

The Carmacks copper-gold deposit lies within the Yukon Cataclastic Terrane. The deposit is hosted by felspathic-mafic gneisses (generally quartz deficient) that form a roof pendant within Upper Triassic hornblende-biotite granodiorite of the Granite Mountain Batholith. The deposit constitutes the No. 1 Zone, which is one of 14 defined zones containing copper mineralization known on or in the immediate vicinity of the property.

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Granite Mountain granodiorite is massive in appearance, medium to coarse grained and generally equigranular. A weak foliation is present, particularly at or near the hanging wall contact of the gneiss units. The granodiorite has been separated into five divisions; four based on quartz, biotite, hornblende and K-feldspar contents and a fifth based on assimilated gneiss.

Petrographic examination indicates Granite Mountain granodiorites have a varied mineralogical content with areas of silica under-saturation and plagioclase over-saturation. These variations are probably the result of the assimilation of precursor rock to the gneiss units.

The general lack or very low quartz content and the high mafic content suggest a volcanic origin for the gneisses. An origin of arkosic sediments derived from a basic volcanic or plutonic regime could also be considered, but the poor continuity of rock units down dip weighs against a sedimentary origin. An andesitic to basaltic pyroclastic volcanic, probably tuffaceous, agglomeratic or breccia precursor rock is considered the most likely.

Post mineralization aplite and pegmatites are common. They range in thickness from a few centimetres up to three metres. Quartz veins are uncommon and average two to five centimetres in thickness. Thin mafic dykes that were feeders for Carmacks Group volcanic are also uncommon. The only copper mineralization in these dykes and veins is non-sulphide secondary copper in aplite and pegmatite.

Property Geology

The deposit area is underlain by intrusive and meta-intrusive rocks of the Granite Mountain Intrusion. Compositions range from granodiorite to diorite. These rocks are equigranular to porphyritic, and massive to moderately foliated. The porphyritic phases contain phenocrysts of K-(potassium) feldspar, plagioclase and/or quartz. In some instances the K-feldspar phenocrysts range up to 3 cm long. Post mineralization granitic pegmatite and aplite dykes are widespread in the area.

Hornblende is present in dioritic intrusive rocks and locally in the granodioritic phases. Quartz, K-feldspar and plagioclase are present in all intrusive phases. Plagioclase is subhedral and very locally displays growth zoning.

The host rocks for copper- and gold mineralization at the No. 1 Zone can be divided into three types: 1) biotite-rich gneiss and quartzofeldspathic gneiss; 2)siliceous ore; and 3) fine-grained amphibolite and biotite schist.

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The deposit, as presently defined, is the No. 1 Zone which extends over a 700 m strike length and at least 450 m down dip. The deposit is open at depth.

Copper-gold mineralization at Carmacks Copper is hosted by feldspathic-biotite-hornblende-quartz gneisses. These gneisses have been subdivided into nine categories based on coarseness and biotite-hornblende content. All of the gneisses are silica-undersaturated and mafic- rich.

The character of the deposit changes along strike leading to a division into northern and southern halves. The northern half is more regular in thickness, dip angle, width and down dip characteristics. The southern half splays into irregular intercalations, terminating against subparallel faults down dip. Both the north and south ends of the deposit are offset by cross-cutting faults. The No. 4 Zone is interpreted as the southern offset extension of the No. 1 Zone. The northern offset has not been identified yet.

In the northern half of the zone, copper grades are higher in the footwall relative to the hanging wall. Oxide copper grades increase with depth in both the footwall and hanging wall. There is no association of copper values with rock type, mafic mineral content or grain size.

Gold values are higher in the north half of the deposit. They average 0.022 ounces gold per ton (0.75 g/tonne) compared with 0.008 ounces gold per ton (0.27 g/tonne) in the south half. There is no apparent increase in values with depth and the highest grade gold values are not associated with the highest copper values; however, gold values in the northern half are higher in the footwall section. This lack of increase in gold values with depth suggests that the gold distribution reflects a primary distribution rather than a secondary distribution such as oxide copper values. As with oxide copper, gold content does not correlate with rock type, mafic constituents or grain size. The majority of the gold occurs in a higher-grade zone between section 1700 N and section 1200 N.

Exploration

In 1970 exploration of the No. 1 Zone consisted of bulldozer trenching and the drilling of two x-ray diamond drill holes totalling 31.4 m. The 1971 work program consisted of soil sampling, EM and magnetometer geophysical surveys, bulldozer trenching, road construction and 25 diamond drill holes, totalling 5,552.5 m. In 1972 additional bulldozer trenching and eight diamond drill holes totalling 1,530.7m were completed. A legal survey was carried out in 1972 over the key claims that cover most of the known showings, including the No. 1 Zone. The 1970-1974 work was completed by the Dawson Range Joint Venture not by Western and Thermal, the predecessor companies to Western Copper Corp.

Western Copper Holdings and Thermal Exploration conducted a major work program in

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1991. A total of 3,463.7 m of HQ size diamond drilling was carried out; 3,401 m in 35 holes on the No. 1 Zone and 62.7 m in 1 hole on the No. 4 Zone. 21 trenches, totalling 1,856.2 m, were cut on the No. 1 and No. 4 Zones. An area of approximately 1 ha was stripped at the southern end of the No. 1 Zone. A geophysical program, consisting of electromagnetic (VLF-EM) and magnetic surveys, was carried out on a single grid of 62 survey lines, totalling 83.8 km.

In 1992, Western Copper Holdings and Thermal Exploration carried out work on the Nos. 1, 2, 4, 5, 7, 12, 13 and 2000S Zones and on anomalies elsewhere on the property. Extensive metallurgical testing of drill core from the No. 1 Zone was also carried out.

A total of 6,520 m of trenching was conducted on the Nos. 1, 2, 4, 5, 7, 12, 13 and 2000S Zones, and for condemnation purposes over potential leach pad, waste dump and plant site areas. A total of 856.79 m of reverse circulation drilling in 11 holes was conducted on Nos. 1, 5 and 2000S Zones, and on geophysical anomalies found in the 1991 survey. Ten HQ size diamond drill holes, totalling 1,005.23 m were drilled, two on No. 1 Zone, two on No. 4 Zone, four on No. 12 Zone and two on No. 13 Zone. One oriented NQ size triple (split) tube diamond drill hole of 157.19 m was drilled on the No. 1 Zone for geotechnical studies.

The current exploration program commenced in July, 2006. The object of this program was to:

1.	examine the down-dip extension of the No. 1 zone, with a goal to delineating the oxidation-reduction front at depth on the deposit
2.	confirm historic drill results by twinning two of the previously drilled holes
3.	explore along strike to search for lateral extensions of the No. 1 Zone and to expand the knowledge of some of the other mineralized zones

In addition, a Rapid Air Blast (RAB) drilling program commenced in August 2006 which was designed to condemn areas of the property for future plant development.

At the time of writing this report assay results from only the two twinned holes have been received.

Mineralization

The majority of the copper, approximately 86%, in the Carmacks Copper No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite,

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cuprite). Other secondary minerals include limonite, goethite, specular hematite and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite and arsenopyrite occur rarely.

Alteration minerals that could be considered strictly related to the mineralizing event rather than weathering or dyke intrusion are not recognizable. Epidotization and potassium feldspathization are obviously related to pegmatite dyke intrusion which is a post-mineralization event. Clay (montmorillonite) and sericite development are clearly weathering products. Silica introduction, usually as narrow veinlets, is not common and may be related to aplite dyking or metasomatism. Chloritization of mafics, biotitization of hornblende, rare garnets, carbonate and possibly anhydrite all appear related to metasomatism and assimilation of precursor rocks to the gneissic units.

The upper 250 m of the No. 1 Zone is oxidized. Within the oxidized area pyrite is virtually absent and pyrrhotite is absent. Weathering has resulted in 1% to 3% pore space and the rock is quite permeable. Secondary copper and iron minerals line and infill cavities, from both irregular and coliform masses, fill fractures and rim sulphides. Primary sulphide minerals and magnetite are disseminated and form narrow massive bands or heavy disseminations in bands. Non-copper sulphides are not common in the weathered zone and are usually intergrown or associated with each other when they do occur. They most commonly occur in hematite but also occur in copper sulphides and in the gangue minerals. Gypsum occurs as microveinlets.

Carbonate occurs as pervasive matter, irregular patches or microveinlets, not commonly, but on the order of 1% where present. Gold occurs as native grains, most commonly in cavities with limonite or in limonite adjacent to sulphides, but also in malachite, plagioclase, chlorite and rarely in quartz grains. Gold is rarely greater than 5 microns in size.

Secondary copper mineralization does not appear to be preferential to a particular rock type. In the north half of the No. 1 Zone, copper mineralization forms high and low grade zones that are reasonably consistent both along strike and down dip and these zones transcend lithologic boundaries. Higher grades tend to form a footwall zone while lower grades form a hanging wall zone.

Primary mineralization, below the zone of oxidation comprises chalcopyrite, bornite, molybdenite, magnetite, pyrite and pyrrhotite. Primary copper mineralization appears to be zoned from bornite on the north to chalcopyrite and finally to pyrite and pyrrhotite on the south. Narrow veinlets of anhydride were found in the deepest drill hole.

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Drilling

Historically, a total of 71 diamond drill holes totalling 9,914 metres, and 11 reverse circulation holes totalling 856 metres, were drilled prior to the 2006 exploration program. In 2006, Western Copper drilled 7100m in 34 diamond drill holes and 743m in 38 Rapid Air Blast holes.

Core drilling of the No. 1 Zone utilized BQ size (36.5 mm) in 1971, NQ size (47.6mm) in 1990 and HQ size (63.5mm) in 1991 and 1992. Three NQ size holes drilled in 1990 had variable recoveries. Hole 118 recovered virtually 100% of the core, hole 119 averaged in the high 80% range, and the third hole, hole 120 averaged in the low 90% range. Core recovery for the HQ size holes averaged in the mid to high 90% range.

For the 2006 drill program each hole started with HQ core (63.5 mm) and most holes reduced to NTW (50.5 mm) with the occasional hole having to reduce down to BTW (40.7 mm) at greater depths. In general, core recovery for the 2006 program was greater than 97%.

In 1992, hole 158, NQ size was drilled using the triple (split) tube system. Except for rare instances where the core tube failed to latch, core recovery was 100%. Friable or broken sections were more completely recovered using the triple tube system than by just producing larger diameter (HQ) core. The better recovery of the triple tube system over HQ core, in spite of the use of an NQ size drill string is the result of a third, split sleeve within the core barrel which supports the core and protects it from washing by the drill fluids. It also causes less blocking and core grinding.

Given that the bulk of the mineralization is secondary copper oxides and carbonates deposited in fractures, voids, pervasive in weathered areas or interstitial to platy silicates, all settings subject to relatively low recoveries compared to more competent ground, core losses will generally affect the mineralized sections to a greater degree than non-mineralized areas. Similarly, high core recoveries will be reflected in higher grades through improved recovery of mineralized sections. This is best displayed by triple tube core hole 158 which was drilled midway between holes 137 and 149. Hole 158 intersected 150 feet (45.72 m) averaging 1.15% Cu, including 84 feet (25.60 m) averaging 1.62% Cu, while holes 137 and 149 encountered 61 feet (18.59 m) averaging 0.84% Cu and 70 feet (21.34 m) averaging 0.78% Cu, respectively. Both holes 137 and 149 had good recoveries, in the high 90% range, but the 100% recovery of hole 158 is considered to be responsible, in part, for the higher grade encountered in hole 158.

Three reverse circulation down-hole hammer holes were drilled on the No. 1 Zone in 1992. They were drilled to twin diamond drill holes 119 (NQ), 125 (HQ) and 126 (HQ).

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The purpose of these holes was to determine if significant quantities of copper mineralization were lost through water circulation during diamond drilling and to determine if the expected higher recovery of friable or broken mineralized gneiss in large diameter holes would improve the grade.

The three reverse circulation holes RC-4, RC-5, and RC-6 were drilled dry through the mineralized section so that no losses to washing could take place. Hole RC-4 twinned HQ-core hole 125 and was similar in grade and width, 130 feet (39.62 m) averaging 1.40% Cu versus 158 feet (48.16 m) averaging 1.36% Cu, respectively. Hole RC-5 twinned HQ-core hole 126 and improved the grade, 160 feet (48.77 m) averaging 1.07% Cu versus 146 feet (44.50 m) averaging 0.83% Cu, respectively. Hole RC-6 twinned NQ-core hole 119 and also improved the grade, 145 feet (44.20 m) averaging 1.11% Cu versus 163 feet (49.68 m) averaging 0.96% Cu, respectively. Hole 125 recoveries averaged in the mid 90% range while holes 126 and 119 both averaged in the high 80% range. The improved grades in RC-5 and RC-6 suggest that when core recoveries were below the mid 90% range, grades are possibly understated by diamond drill results. However, a t-test comparison of reverse circulation holes versus diamond drill holes indicates there is no statistical difference in the results.

Reverse circulation drilling results were not used in ore reserve calculations.

Sampling and Analysis

Drill core in 1971 and 1990 was sampled in 10 foot (3.05 m) intervals. In 1991 and 1992, drill core was sampled by rock type for geological information but sampling was largely within 10 foot intervals to facilitate later statistical analysis of assay data.

Reverse circulation holes were sampled over 5 foot (1.52 m) intervals within the No.1 Zone and at 10 foot intervals for 25 to 50 feet (7.62 m to 15.24 m) on either side of the mineralization. Duplicate 12.5% splits were collected with 1 sample for assay and 1 sample kept at the core storage area.

Trenches across the No.1 Zone were cut at 200 foot (60.96 m) centres over the complete zone length and at 100 foot (30.48 m) centres in three areas: at the northern end, at the south central area and at the southern end. In areas of structural complexity, additional trenches were excavated parallel to the zone to uncover cross-cutting structures. All trenches cutting across No.1 Zone were channel sampled with 5 or 10 foot (1.52 m or 3.05 m) sample lengths. Trenches parallel to the zone were not sampled.

In 1971 rock assays were performed by Whitehorse Assay Office in Whitehorse. Two batches of sample rejects were sent to Chemex in Vancouver for check assays. In the

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first batch the Chemex results were 5.9% higher than the originals but the second batch returned values 5.7% lower on average. In the 1990's programs, trench and drilling samples were sent for analysis to Chemex Labs Ltd. at 212 Brooksbank Avenue, North Vancouver, B.C. All samples were dried and crushed to better than 60% minus 10 mesh. An appropriate size split then underwent Cr-steel ring pulverization until >90% was minus 150 mesh size.

Total copper was assayed by HCIO4 – HNO3 digestion followed by Atomic Absorption Spectrometry (AAS) with a 0.01% detection limit. Non-sulphide copper was assayed by dilute H2SO4 digestion followed by AAS with a 0.01% detection limit. Gold was assayed by ½ assay ton fire assay followed by AAS with a 0.002 ounces per ton (0.0686 g/tonne) detection limit and an upper limit of 20 ounces per ton (685.71 g/tonne). Silver was assayed by aqua regia digestion followed by AAS with a 0.01 ounces per ton (0.34 g/tonne) detection limit and an upper limit of 20 ounces per ton (685.71 g/tonne).

All 1990 to 1992 drill samples were assayed for total copper, non-sulphide copper, gold and silver. Most trench samples were assayed for the same elements but a few peripheral trench samples were not assayed for non-sulphide copper, gold or silver. In 1971, any drill sample without obvious copper oxides or carbonates was not assayed for non-sulphide copper and deeper intercepts were generally not assayed for gold or silver.

It is evident from the analytical techniques that what is reported in this report as “oxide copper” or “non-sulphide copper” is actually weak acid soluble copper. The total copper results are total copper, however there are some non-sulphide minerals which are not weak-acid soluble and therefore the terminology used elsewhere should be read as “weak-acid soluble copper”. That said, the weak-acid soluble copper is the recoverable copper using acid heap leach technology proposed for the Carmacks Copper Project.

For the 2006 program the sampling procedure, shipment and analytical processes were established according to industry standards. All drill core sample intervals were marked at 1.0 m intervals by a qualified geologist. All samples were cut using a diamond core saw to obtain the best possible representative sample. Samples were packaged and shipped using industry standard secure packaging and were sent to ALS Chemex Laboratories in North Vancouver for processing.

In the 2006 program each sample was processed by crushing to >70% <2 mm and pulverizing a 250 gm split to >85% -75 mm according to the ALS Chemex Prep 31 procedure. The samples were then analysed for 27 elements by “Near Total” digestion and Inductively Couple Plasma Emission Spectroscopy (ICP-ES) by ALS Chemex procedure ME-ICP61 or ME-ICP61a. As well, each sample was analysed for gold by

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Western Copper Corp.

fire assay and Atomic Absorption Spectroscopy (AAS) on a 30 gm sample by procedure Au-AA23; for total copper content by four-acid (HF-NNO3-HClO4-HCl) digestion and Atomic Absorption according to procedure Cu-AA62; and for non-sulphide copper by sulphuric acid leach and AAS according to procedure Cu-AA05.

Duplicate samples were collected regularly, nominally every 20th sample and were given unique sample numbers. For the first portion of the program the duplicates were sent along with the original samples to ALS Chemex for processing and were processed as described above. For the latter portion of the program the duplicates were sent to Acme Analytical Laboratories in Vancouver for analysis. The samples sent to Acme were processed by crushing to >70% <-10 mesh and pulverizing a 250 gm split to >95% -150 mesh according to the Acme R150 procedure. The samples were then analysed for 43 elements by “Four Acid” digestion and Inductively Couple Plasma Mass Spectroscopy (ICP-MS) by Acme procedure 1T-MS. As well, each sample was analysed for gold by fire assay and (ICP-ES) on a 30 gm sample by procedure 3B ICP-ES; for total copper content by four-acid (HF-NNO3-HClO4-HCl) digestion and ICP-ES according to procedure 7TD; and for non-sulphide copper by sulphuric acid leach and AAS according to procedure 8.

Additional check assaying will be performed on sample rejects from ALS Chemex at Acme Analytical once the processing at ALS Chemex is completed.

Security of Samples

Standard sample handling practices of the era were used on the property in pre-2006 work. No special security precautions were noted in the sampling, shipping and analysis of the mineralization from the deposit. No irregularities were found in the historical data, and some check assays were performed.

The 2006 sampling and shipping procedure was handled in a secure manner. The sampling procedure was set-up by Scott Casselman, P. Geo. and all shipments were supervised by a representative of Aurora Geosciences Ltd to the point that they were delivered to the trucking company in Whitehorse for trucking to the lab in Vancouver. There has been no indication by the lab that any of the shipments have been tampered with.

Mineral Resources

A Feasibility Study was commissioned by Western Copper and performed by Kilborn Engineering in 1995. It contains historical estimates of resources, and a detailed description of the methods used in the preparation of the estimates. These historical estimates were made prior to the inception of NI 43-101 but have been verified by the

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Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

authors of this report to the fullest extent possible. Diamond drill core and trench-exposed bedrock were examined on-site to confirm the presence of mineralization and to verify logging accuracy. Drill logs were checked against drill sections and interpretations, and against assay certificates provided by the assayer. Assay certificates were checked against resource modelling databases to determine whether or not transcription errors or systematic inconsistencies were present. Block model design parameters and assumptions were checked, reviewed, and verified. Statistical analyses used to determine model constraints were reviewed and verified. Block model and polygonal model calculations were checked for systematic inconsistencies and for simple transcription errors.

It was observed that the calculations had been performed and refined over several years between 1992 and 1995, and the accuracy of the model improved over that time. Errors in calculations or in data entry which were noted in earlier calculations had been remedied and repaired in later iterations.

Based on these extensive checks, the authors have concluded that the most recent historical resource estimate contained in the Kilborn feasibility study is a reasonable interpretation of the quantity and grade of the mineralization present, and can be used as a modern mineral resource estimate under the definitions and standards of the CIM and as defined under National Instrument 43-101.

A summary of the current mineral inventory of Number 1 Zone on the Carmacks Copper Property is provided in the following table.

0.8% Total Copper Cutoff Grade
Resource Category	Tons	Tonnes	Grade
			Total Cu (%)	Oxide Cu (%)	Gold (oz/ton)	Gold (g/tonne)
Measured	11,050,887	10,025,196	1.195	0.911	0.016	0.549
Indicated	1,933,353	1,753,908	1.191	0.898	0.016	0.549

0.5% Total Copper Cutoff Grade
Resource Category	Tons	Tonnes	Grade
			Total Cu (%)	Oxide Cu (%)	Gold (oz/ton)	Gold (g/tonne)
Measured	13,504,523	12,251,097	1.098	0.831	0.014	0.480
Indicated	2,362,617	2,143,330	1.094	0.826	0.014	0.480

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Table 3.1 Measured and Indicated Mineral Resources to the 574.55 m level

Development

Metallurgical testing on Carmacks samples began in 1989 and has continued intermittently to the present on samples extracted from trenches and from drill core. The various bottle roll and column tests that were undertaken between 1989 and 1996 amount for 47 bottle roll tests and 21 column tests which were designed to test the leach kinetics, the acid consumption, the optimum crush size and the total copper extraction. The results lead to the conclusion that an overall copper recovery of 80% was achievable utilizing a 19mm crush size.

A pilot plant operation was conducted which served the purpose of confirming that heap leach operations could be successfully operated under the prevailing winter conditions of the Yukon Territory. This has been upheld further more recently, by the full scale operations at the Brewery Creek mine.

In 2004 work commenced on a series of 11 small-scale column tests that were designed to test the application of a process which generates sulphuric acid by the biological oxidation of sulphur. In general, at equivalent crush sizes, the columns employing the bioacid process achieved similar extraction to the control column but more rapidly.

Four of these columns were selected to test scenarios for decommissioning the heap on closure. Using varying applications of fresh water flush and sodium carbonate rinse, the columns all showed that the pH could be raised to the 8 – 9 range and the dissolved metals could be reduced to levels within the MMERs.

Based on the apparent success of this test work two further large scale columns (12" x 30' have been started to test the scaling up the work. This work is currently well-advanced, but no formal report is available at this time.

As described in the Feasibility Study (1995) and the Basic Engineering Report (1997), the Carmacks Copper Project is planned to be developed as a seasonal open pit mining operation to mine an average of 28,400 tonnes (ore and waste) per day on a seven day per week, 24 hours per day operation. The mine will be operated for 300 days of the year and will be shut down for the remaining two months, most likely January and February, when winter temperatures are extreme.

Copper is planned to be extracted from the ore using conventional acid heap leach technology followed by solvent extraction for concentration of the resulting copper sulphate solutions and electrowinning (SX-EW) for the recovery of product cathode copper metal.

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

The design processing rate of 8,400 tonnes of ore per day or 1,739,100 tonnes of ore per year is based on the production of 39 tonnes of copper per day or 14,310 tonnes of copper per year from an oxide ore grading 0.99% copper. Copper recovery, using a 120 day leach cycle, is approximately 74.7% with ultimate recovery of 80%. Solution processing facilities including solution flow to the heap, solvent extraction and electrowinning will operate year round.

The capital cost estimated in the Basic Engineering Report was $93,106,482 (Canadian) including indirect costs and contingencies. Total operating costs including transportation of the cathodes was estimated at $0.77 per pound of copper produced. Based on a 68%/32% debt equity ratio and a US$1.05/lb copper, the financial evaluation calculated an after-tax internal rate of return of 9.5% and an NPV @ 10% discount of $3,358,000. The exchange rate of the time was assumed to be US$1.00 = CAN$1.40.

Conclusions and Recommendations

The work performed by the authors of this report clearly demonstrate that the resource estimates previously identified as “historical” can now be properly categorized as NI 43-101 compliant and these resource estimates may now be used in public disclosure.

Work performed on the project prior to the suspension of activities in 1998 clearly demonstrated a viable resource and economic development scenario at that time. Further test work on the leaching process indicates the possibility of improvements to the process previously studied, resulting in lower capital and operating costs. The possibility of access to lower-cost power offers further opportunity in terms of operating and capital costs.

Economic conditions have changed significantly since 1998. Factors affecting construction and operating costs have risen significantly. Along with this, the demand for copper, and with this the price of copper, has changed favourably and probably more than offsets the increased costs. The recent increase in gold price to 25 year highs warrants the review of possible gold recovery from the deposit.

Work is underway on an exploration program, which, it is hoped, will lead to an increase in the estimated resource.

A budget of $1.5 million was established in May 2006 to support ongoing permitting work, complete ongoing metallurgical testing and feasibility study work including this updated resource estimate, and preliminary engineering work. A separate budget of

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Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

$2.2 million was later set aside for the exploration program previously described.

It is the recommendation of this report that Western Copper continue with its plans to produce a full feasibility level report, meeting the requirements of National Instrument 43-101, incorporating the latest metallurgical information, mineral resource estimate, and current economic conditions.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

4.0 INTRODUCTION

In the technical report by Cavey et al., the authors did not report on the mineral resources present on the Carmacks Copper Property except to list historical resources with the caveat that those resources were not calculated under current reporting regulations and should not, therefore be used as a current mineral resource inventory.

In order to re-initiate the development and eventual production of the Carmacks Copper property, Western Copper Corp. requires a technical report written by Qualified Persons that lists the current mineral resource inventory of the property, and which fulfils the requirements of National Instrument 43-101. Jim Robinson, P.Geol., and Scott Casselman, P.Geo., (both of Aurora Geosciences Ltd.) have co-authored this report accordingly. This report relies on information and data gathered from existing reports prepared by other consultants and companies, as well as knowledge of the deposit type and geologic setting of the deposit. Additional information was gathered during the exploration program carried out on the property in the summer and autumn of 2006.

5.0 RELIANCE ON OTHER EXPERTS

This report relies primarily on information contained in the report of Cavey, et al., 2006. Those works listed below are those researched and reviewed in detail for this report. They form the basis of, and provide the evidence and support for, the conclusions drawn in this report regarding the mineral resource inventory of the Carmacks Copper Project.

Cavey, et al., March, 2006, Technical Report on the Carmacks Copper Project, Whitehorse Mining Division, Yukon Territory, for Western Copper Corp.
Holtby 1992 Assessment Report
Holtby 1993 Assessment report
Kilborn Engineering Pacific, Carmacks Copper Project Feasibility Study Volume 1
Kilborn Engineering Pacific, Carmacks Copper Project 1997 Basic Engineering Report
McNaughton, K., 1992 (WILLIAMS CREEK PROPERTY)
McNaughton, K., Oct, 1994, Carmacks Copper Project, 1994 Exploration Program
MPH Consulting, December,1991 (GLOBAL, GEOLOGICAL RESERVES)
MPH Consulting, January, 1992 (A PRELIMINARY ESTIMATE)

The work of Dr. A. Bruynesteyn on the leaching of the copper ore with bio-acid, which was summarized in the report “Development of Westcoast Biotech Sulphur Process to Carmacks Ore” dated April 20, 2005, is also referred to.

The authors have not undertaken any independent verification of the data that has been extracted from these reports, except as described hereafter, especially with respect to

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Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

the various mineral resource estimates, for which extensive verification has been carried out by the authors. Details of the various data verification procedures, programs and protocols carried out by the authors are contained in Section 18 of this report.

6.0 PROPERTY DESCRIPTION AND LOCATION

The Carmacks Copper Project is located in the Dawson Range at latitude 62° 21'N and longitude 136° 41' W, some 200 km north of Whitehorse, Yukon. The Project site is located on Williams Creek, 8km west of the Yukon River and some 38 km northwest of the town of Carmacks.

The Carmacks Copper Project site located in the Whitehorse mining district consists of 240 quartz claims, quartz claim fractions, quartz leases and quartz lease fractions as shown on Figure 2. The term ‘quartz’ for a claim in the Yukon is the nomenclature used to distinguish between a claim for bedrock or lode mineral rights, in contrast to a ‘placer’ claim for placer mineral rights. The registered owner of the claims is Western Copper Corporation.

The authors are in possession of a Claim Status Report from the Government of Yukon which describes the status of the Mineral claims and leases comprising the Carmacks Copper Property. This information is contained in Table 6.1 below.

CLAIM NAME AND NO .	GRANT NO .	EXPIRY DATE	REGISTERED OWNER	% OWNED	QUARTZ LEASE
AC # 2-3	Y91722–Y91723	2019/10/28	Western Copper Corporation	100	OW00070-71
BOY 20	Y51118	2008/03/09	Western Copper Corporation	100.00
BOY 22	Y51120	2019/10/28	Western Copper Corporation	100.00	OW00061
BOY 24	Y51122	2019/10/28	Western Copper Corporation	100.00	OW00062
BOY 51–54	Y51149–Y51152	2008/03/09	Western Copper Corporation	100.00
BOY 55–58	Y51153–Y51156	2019/10/28	Western Copper Corporation	100.00	OW00063-66
BOY 83	Y51181	2008/03/09	Western Copper Corporation	100.00
BOY 85	Y51183	2019/10/28	Western Copper Corporation	100.00	OW00067
DUN 1	Y59382	2008/03/09	Western Copper Corporation	100.00
DUN 2-3	Y59383–Y59384	2019/10/28	Western Copper Corporation	100.00	OW00068-69
TT1, TT2	YB97068, YB97251	2007/03/09	Western Copper Corporation	100.00
VW 11, 13	YB96620, YB 96622	2007/03/09	Western Copper Corporation	100.00
VW 17-18	YB96626-YB6627	2007/03/09	Western Copper Corporation	100.00
VW 19–21	YB96628–YB96630	2008/03/09	Western Copper Corporation	100.00
VW 23, 25	YB96632, YB6634	2007/03/09	Western Copper Corporation	100.00
VW 27–38	YB96636-YB96647	2007/03/09	Western Copper Corporation	100.00

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Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

VW 40-50	YB96986-YB96996	2007/03/09	Western Copper Corporation	100.00
VW 60-61	YB96997-YB96998	2007/03/09	Western Copper Corporation	100.00
REM 1-30	YC39221-YC39250	2007/04/11	Western Copper Corporation	100.00
REM 32-35	YC39251-YC39254	2007/04/11	Western Copper Corporation	100.00
W 1-37	YB26708-YB26744	2007/03/09	Western Copper Corporation	100.00
W 38-40	YB26745-YB26747	2019/10/28	Western Copper Corporation	100.00	OW00072-74
W 41-43	YB26748-YB26750	2007/03/09	Western Copper Corporation	100.00
W 44-48	YB26751-YB26755	2019/10/28	Western Copper Corporation	100.00	OW00075-79
W 49	YB26756	2025/03/09	Western Copper Corporation	100.00	OW00080
W 50-53	YB36249-YB36252	2007/03/09	Western Copper Corporation	100.00
W 55 ,W 57	YB36254, YB36256	2007/03/09	Western Copper Corporation	100.00
W 91-93	YB36929-YB36931	2007/03/09	Western Copper Corporation	100.00
W 95	YB36933	2007/03/09	Western Copper Corporation	100.00
X 3-4	YB36898, 899	2007/03/09	Western Copper Corporation	100.00
X 5,6,7	YB36962-YB36964	2007/03/09	Western Copper Corporation	100.00
WC 5-18	YB36693-YB36706	2008/03/09	Western Copper Corporation	100.00
WC 23-36	YB36711-YB36724	2008/03/09	Western Copper Corporation	100.00
WC 40,57,58	YB36728,-745,-746	2007/03.09	Western Copper Corporation	100.00
WC 41-54	YB36729-YB36742	2008/03/09	Western Copper Corporation	100.00
WC 59-72	YB36747-YB36760	2008/03/09	Western Copper Corporation	100
WAR 22	Y59373	2008/03/09	Western Copper Corporation	100.00
WAR 23-31	YB36240-YB36248	2007/03/09	Western Copper Corporation	100.00
WAR 32-37	YB36446-YB36451	2007/03/09	Western Copper Corporation	100.00
WAR 38-50	YB36765-YB36777	2007/03/09	Western Copper Corporation	100

Table 6.2 Claim Status

The above claim information has been verified by Western Copper Corporation in a letter received November 30, 2006, which states that the expiry dates listed are valid and that all the claims and leases are in good standing. Archer, Cathro & Associates (1981) Limited, at the election of Western Copper retain a 3.0% NSR royalty to a maximum of $2.5 million. Annual advanced royalty payments of $100,000 are made whenever the average annual price of copper is above US$1.10/pound. To date $300,000 of the royalty has been paid.

In Yukon claims are good for one year and may be renewed yearly provided annual assessment work of $100 per claim is carried out or a payment of $100 per claim in lieu of work is made. A fee of $5 for a certificate of work on each claim to record the assessment work is also applicable. Assessment work on a full-size fraction (greater than 25 acres) is the same as a claim but on a small-size fraction (less than 25 acres) only $50 per year assessment work is required. Quartz leases have a term of 20 years and may be renewed.

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

The property lies near LSC R-9A, First Nations Surveyed Lands, Class A Land Reserve, where both surface and mineral rights are reserved for First Nations, in this case the Little Salmon Carmacks First Nation. Although there are advantages to maintaining good relationships with the local first nations there do not appear to be any legal obligations to do so based on the title.

In 1972 the leases on the property were surveyed as per one of the requirements of obtaining a lease. It is not known whether the ordinary claims on the property have been surveyed. The legal survey was completed over the principal claims that cover most of the known showings, including the No. 1 Zone.

Figure 6.1 on the next page shows the location of the claims and leases.

For exploration (and development) in the Yukon, the Quartz Mining Act and Quartz Mining Land Use Regulations require that:

  all areas disturbed must be left in a condition conducive to successful regeneration by native plant species.
  all areas disturbed must be re-sloped, contoured or otherwise stabilised to prevent long-term soil erosion.
  structures must be removed and the site restored to a level of utility comparable to the previous level of utility.

Western Copper has had environmental baseline monitoring programs in place since 1992 . An Initial Environmental Evaluation (IEE) was compiled in 1994 and since then 4 addendums to the IEE have been filed by Hallam, Knight Piésold Ltd (HKP), Knight Piésold Ltd.and Kilborn to detail additional information on the environmental parameters of the project . Programs have consisted of but are not limited to:

  Overburden and waste characterization studies
  In 23 waste rock samples only one was over detection limit in elemental sulphur, overall Neutralization potential was NP/AP of 90:1, recent work using rainwater through waste sections of core, all 3 samples returned net NP greater than 5 and although metals were present in the rock the leachate metal content was low to very low for all metals.
  Leach pad neutralization, initial difficulty in increasing pH above 4 has been rectified by using sodium carbonate instead of lime for treatment of the leached material.

In June 2005, Western Silver filed a Project Description with the Yukon Government to initiate an environmental assessment under the YEA process and at the same time made application for both a Water License and a Quartz Mining License neither of

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Figure 6.1 Claim Location Map

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

which have been granted to date. The expected time frame for granting these permits is 16 months from the application date or late 2006.

Western Copper will need to place environmental reclamation bonding to cover future and current potential environmental liabilities that at this time would consist of re-contouring and re-vegetating the camp areas and any old exploration trenches that remain intact.

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Project site is currently accessible by 4 wheel drive vehicle using an existing 12 km exploration road that leads north from km 33 of the secondary, government maintained roadway (Freegold Road) from Carmacks . Carmacks, on the Yukon River, is 175 km by paved road north of Whitehorse, which is 180 km north of the year-round port at Skagway, Alaska . A new 13 km access road is proposed to be constructed as a part of the project development, brush clearing in preparation of this has occurred . Vegetation in wet areas, especially along the Williams Creek valley, consists of willows and alders . Drier areas are covered by spruce and pine trees . The property as a whole is below the tree line.

The climate in the Carmacks area is marked by warm summers and cold winters. Mean daily temperatures range from -30 deg C in January to 12 deg C in July. The location close to the Arctic Circle provides 22 hours of daylight in late June but similarly long nights in late December. Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months. The average annual precipitation is approximately 375 mm (water equivalent) with one third falling as snow. July is the wettest month. Mean annual evaporation is approximately 404 mm to yield a net loss of 29 mm. Maximum evaporation occurs in July. The weather does not impede year round commercial operations in the Yukon, including outdoor activities in the winter, except in the harshest cold snaps when temperatures may plummet to -50°C. The Cyprus Anvil open pit lead/zinc mine at Faro and the Brewery Creek open pit/heap leach gold mine not far from the project both operated successfully for many years in this climate.

Winter conditions may be considered to extend over the period where daytime maximum temperatures average below zero, November to March. The extreme cold temperatures in the region make outside construction in the winter difficult. In general the outdoor construction season will be from May to October.

Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the No. 1 Zone, topographic relief is 230 m.

Aurora Geosciences Ltd.

Mineral Resource Estimate
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Western Copper Corp.

Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block.

Outcrop is uncommon because of the subdued topography and lack of glaciation. The major portion of the claim block lying north of Williams Creek is unglaciated above the 760 m elevation. The claim block area south of the Williams Creek valley and peripheral portions of the claim block, especially to the east, are covered by a veneer of ablation and lodgement boulder till with a sandy to silty matrix, generally less than 1 m thick.

Overburden is generally thin; a few centimetres of moss and organic material overlie 5 to 20 cm of white felsic volcanic ash (White River ash approximately 1,250 years old). In unglaciated areas the white ash is underlain by 10 cm of organics or peat and 15 to 50 cm of soil. Bedrock is extensively weathered, particularly the gneissic units. At the eastern end of Trench 91-6, bedrock is 7 m below surface, the deepest recorded in the unglaciated area. In the glaciated areas, the white ash is underlain by tills, generally 1 m thick, except along Williams Creek valley where an undetermined depth of till and colluvium has collected. Permafrost is present at varying depths on most north facing slopes and at depth in other areas. Facilities should be located to avoid frost-susceptible, poorly drained soils.

The project is 220km from Whitehorse, the capital of Yukon Territory. Whitehorse has a population of around 20,000, which is roughly 3/4 of the entire Yukon. Whitehorse is serviced by daily commercial flights from British Columbia and Alberta to the south and other northern communities and all-weather paved highways to the south and west to Alaska. Historically, mining has been the Yukon’s most important industry. In the past, the Yukon & White Pass Route (Y&WPR) railroad provided rail service from Whitehorse to port at Skagway Alaska. In fact, concentrate from the Faro mine was transported in this way after being trucked from the mine but when Faro closed down so did the railroad, except for tourist excursions. When the Faro mine reopened for a short period of time the railway was not available and the concentrate was trucked all the way to Skagway, for shipping over-seas.

Carmacks has little infrastructure but may provide a location for camp or townsite for the project. There is no power grid near the property although it has been suggested that a power line may be extended to service the Minto project owned by Sherwood Copper (News Release March 29, 2006) located some 50 km to the north. This power line would be located 10km east of the property along the Klondike Highway.

There are no permanent facilities on the property as all previous work was performed from a tent camp. Some clearing of brush has been performed in the areas of the pit and leach pad locations. Areas sufficient for all leach pads, waste dumps, and other

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Mineral Resource Estimate
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mine facilities have been located and designed in the Feasibility study. The proposed location of these facilities can be seen on a map included in the OTHER RELEVANT DATA section of this report. Although it is planned to use a local well water source make up water could also be brought from the Yukon River which runs year round.

8.0 HISTORY

The first report of copper in this region was made by Dr. G.M. Dawson in 1887 concerning occurrences at Hoochekoo Bluff, located 12 km north of the property on the Yukon River. In 1898, the first claims were staked to cover copper showings that were associated with copper bearing quartz veins located in Williams Creek and Merrice Creek Canyons, east of the present Carmacks Copper deposit.

In the late 1960's, exploration for porphyry copper deposits in the Dawson Range led to the discovery of the Casino porphyry copper deposit, 104 km to the northwest. This discovery precipitated a staking rush that led to the staking of the Williams Creek property (now known as the Carmacks Copper Project) in 1970 by G. Wing and A. Arsenault of Whitehorse. The Dawson Range Joint Venture (Straus Exploration Inc., Great Plains Development of Canada Ltd., Trojan Consolidated Minerals Ltd., and Molybdenum Corporation of America) optioned the property and contracted Archer, Cathro & Associates Limited to conduct reconnaissance prospecting and geochemical sampling. During this program, the present No. 1 and No. 2 Zones were discovered.

1970
-bulldozer trenching of No. 1 Zone,
-Two x-ray diamond drill holes totalling 31.4 metres.

1971
-soil sampling, EM and magnetometer geophysics, further trenching,
-25 diamond drill holes totalling 5552.5 metres.

1972
-further trenching and legal survey of principal claims,
-eight diamond drill holes totalling 1530.7 metres.

In 1982 the ownership of the property reverted back to Archer Cathro and Assoc. who optioned the property to Western Copper Holdings Ltd. and Thermal Exploration Company in 1989.

1990
-metallurgical testing and three diamond drill holes totalling 32.6 metres

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Mineral Resource Estimate
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1991
-35 diamond drill holes (HQ) totalling 3,401 metres on the No. 1 Zone,
-One HQ hole on the No. 4 Zone of 62.7 metres,
-Geophysics consisting of mag and VLF-EM over 83.8 line km of grid,
-Baseline studies were initiated for fish and wildlife,
-The exploration access road was upgraded.

The property was purchased by Western Copper and Thermal Exploration in 1991 subject to the royalty mentioned in the property section of this report. Western and Thermal merged in 1995 to become Western Copper Holdings Ltd.

1992
-No.’s 1, 2, 4, 5, 7, 12, 13, and 2000S Zones along with other anomalies were investigated.
-Photographic survey was flown for detailed topography.
-6520 metres of trenching for condemnation purposes in areas of potential leach pad, waste dump and plant site locations.
-11 reverse circulation holes totalling 856.8 metres in No. 1, 5 Zones 1 and 2000 S Zone,
-10 HQ diamond drill holes totalling 1005.2 metres (2 on No. 1 Zone, 2 on No. 4 Zone, 4 on No. 12 Zone, and 2 on No. 13 Zone 13),
-One oriented BQ triple (split) tube diamond drill hole was drilled 157.2 metres on No. 1 Zone for geotechnical purposes.
-Surveying of drill hole collars and trench contacts while establishing a local grid at 335.8°

1993
-Kilborn engaged to audit resource estimate and initiate feasibility study.
-250 tonne heap leach field test

1994
-Field program consisting of geophysics and geochemistry on northern claims defined two new zones and recommended further work on them.
-Feasibility by Kilborn.

1997
-Basic Engineering Report by Kilborn.

2005
-Project Description and Environmental Assessment submitted as application for Quartz Mining Lease and Water License.

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Mineral Resource Estimate
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Western Copper Corp.

The Carmacks deposit has been subject to some historical tonnage and grade estimations over the years as summarized in Table II. The historic resources are presented here to show the progression of development of the resources over the years on the property.

The resource estimates discussed in the HISTORY section of this report do not follow the required disclosure for reserves and resources as outlined in National Instrument 43-101 as they were prepared prior to the inception of that instrument. The historic resource figures shown in Figure 2 have not been redefined to conform to the CIM approved standards as required in NI 43-101. The resource estimates have been obtained from sources believed reliable and conform to disclosure standards in use at the time of their publication, but have not all been independently verified.

Year	Source	Tons	Cu ox.%	Cu %	Au oz/t	Comments
1991	MPH Consulting Ltd. (No. Zone)	14,564,600	0.90	1.05	-	Conventional by section 76% proven, 13% probable
1991	MPH Consulting Ltd. (No. 1 Zone)	14,564,600	0.88	1.00	-	IDS block model 78% proven, 10% probable
1993	Western Copper Audited by Kilborn	12,984,240	0.911	1.195	0.016	Measured and indicated at cutoff of 0.8% total copper
1993	Western Copper Audited by Kilborn	15,867,140	0.829	1.096	0.014	Measured and indicated at cutoff of 0.5% total copper
1993	Western Copper Audited by Kilborn	19,062,390	0.725	0.972	0.013	Measured and indicated at cutoff of 0.01% total copper
1997	Western est. Audit by Kilborn/SNC	13,300,000	-	0.97	-	Cut-off grade 0.29%T Cu Mine use 4.6:1 strip ratio

Table 8.1: Historical Tonnage & Grade Estimates of the Carmacks Copper Deposit

9.0 GEOLOGICAL SETTING

The regional geology was described by Bostock in 1936 and more recently by Tempelman- Kluit in 1975, 1980 and 1985 and is shown in Figure 9.1. The Carmacks region lies within the Intermontane Belt, which in the Carmacks map-area is divisible into the Yukon Cataclastic Terrane, Yukon Crystalline Terrane and Whitehorse Trough. Units of the Whitehorse Trough lie to the east of the Hoochekoo Fault, east of the Carmacks Copper Project. The Whitehorse Trough comprises Upper Triassic

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Figure 9.1 Regional Geology

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intermediate to basic volcanic (Povoas Formation) capped by carbonate reefs (Lewes River Group) and Lower Jurassic greywacke, shale and conglomerate (Laberge Group) derived from the underlying Upper Triassic granitic rocks. The Yukon Cataclastic Terrane includes hornblende-biotite-chlorite gneiss with interfoliated biotite granite gneiss, the Permian Selwyn Gneiss, intruded by the Upper Triassic Klotassin Suite-Minto Pluton and the Granite Mountain Batholith. Weakly foliated, mesocratic, biotite-hornblende, Granite Mountain granodiorite contains screens or pendants of strongly foliated feldspar-biotite-hornblendequartz gneisses that host the Carmacks Copper deposit.

The Yukon Crystalline Terrane, extensively exposed southwest of the Carmacks Copper deposit, includes quartz-mica schist with quartzite, marble and amphibolite, Early Palaeozoic age and possibly equivalent to Pelly Gneiss, intruded by Cretaceous and Jurassic-aged granites and syenites. Tempelman-Kluit (1985) has included Upper Cretaceous Carmacks Group intermediate to basic volcanic and Cretaceous Mount Nansen intermediate to acid volcanic and sub-volcanic equivalents in the Yukon Crystalline Terrane.

Mesozoic strata of the Whitehorse Trough are only exposed in fault contact with the Yukon Crystalline Terrane and Yukon Cataclastic Terrane, but may rest depositionally on them or certain of their strata. The relationship between the Yukon Crystalline Terrane and Yukon Cataclastic Terrane is unknown.

Younger plutonic rocks intrude all three divisions of the Intermontane Belt and the contacts between them. Carmacks Group and Mount Nansen volcanic overlie portions of all older rocks, suggesting that they should not be classified in the Yukon Crystalline Terrane, but are younger rocks that obscure relationships between the older terrane rocks.

The predominant northwest structural trend is represented by the major Hoochekoo, Tatchun and Teslin faults to the east of the Carmacks Copper Project and the Big Creek Fault to the west. East to northeast younger faulting is represented by the major Miller Fault to the south of the Carmacks Copper Project.

9.1 PROPERTY GEOLOGY

The Carmacks copper-gold deposit lies within the Yukon Cataclastic Terrane. The deposit area is underlain by intrusive and meta-intrusive rocks of the Granite Mountain Intrusion. Compositions range from granodiorite to diorite. These rocks are euigranular to porphyritic, and massive to moderately foliated. The porphyritic phases contain phenocrysts of K-(potassium) feldspar, plagioclase and/or quartz. In some instances the K-feldspar phenocrysts range up to 3 cm long. Post mineralization granitic pegmatite

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and aplite dykes are widespread in the area.

Hornblende is present in dioritic intrusive rocks and locally in the granodioritic phases. Quartz, K-feldspar and plagioclase are present in all intrusive phases. Plagioclase is subhedral and very locally displays growth zoning.

The host rocks for copper- and gold mineralization at the No. 1 Zone can be divided into three types: 1) biotite-rich gneiss and quartzofeldspathic gneiss; 2)‘siliceous ore’; and 3) fine-grained ‘amphibolite’ and biotite schist. In addition, 14 identified zones containing Cu mineralization are known on or in the immediate vicinity of the property.

Most of the geological information shown in Figure 9.2 comes from geophysics and drill core as there is only limited outcrop on the property found along spines on the ridges and hill tops. Float, derived locally because the area was not glaciated by continental glaciation, can be seen in the old trenches on the property and along the cuts of the drill roads.

Petrographic examination indicates Granite Mountain granodiorites have a varied mineralogical content with areas of silica under-saturation and plagioclase over-saturation. These variations are probably the result of the assimilation of precursor rock to the gneiss units.

The general lack or very low quartz content and the high mafic content suggest a volcanic origin for the gneisses. An origin of arkosic sediments derived from a basic volcanic or plutonic regime could also be considered, but the poor continuity of rock units down dip, as demonstrated in Cross-section 1000 N, weighs against a sedimentary origin. An andesitic to basaltic pyroclastic volcanic, probably tuffaceous, agglomeratic or breccia precursor rock is considered the most likely.

Post mineralization aplite and pegmatites are common. They range in thickness from a few centimetres up to three metres. Quartz veins are uncommon and average two to five centimetres in thickness. Thin mafic dykes that were feeders for Carmacks Group volcanic are also uncommon. The only copper mineralization in these dykes and veins is non-sulphide secondary copper in aplite and pegmatite.

All of the historically estimated resources are contained in the No. 1 Zone which extends over a 700 m strike length and at least 450 m down dip. The deposit is open at depth and is oxidized to 250 meters in depth. Copper-gold mineralization at Carmacks Copper is hosted by feldspathicbiotite- hornblende-quartz gneisses. These gneisses have been subdivided into nine categories based on coarseness and biotite-hornblende content. All of the gneisses are silica undersaturated and mafic rich.

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Figure 9.2 Property Geology Sketch

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The character of the deposit changes along strike leading to a division into northern and southern halves. The northern half is more regular in thickness, dip angle, width and down dip characteristics. The southern half splays into irregular intercalations, terminating against subparallel faults down dip. Both the north and south ends of the deposit are offset by cross-cutting faults. The No. 4 Zone is interpreted as the southern offset extension of the No. 1 Zone. The northern offset has not been identified yet.

In the northern half of the zone, copper grades are higher in the footwall relative to the hanging wall. Oxide copper grades increase with depth in both the footwall and hanging wall. There is no association of copper values with rock type, mafic mineral content or grain size. Gold values are higher in the north half of the deposit. They average 0.022 ounces gold per ton (0.75 g/t) compared with 0.008 ounces gold per ton (0.27 g/t) in the south half. There is no apparent increase in values with depth and the highest grade gold values are not associated with the highest copper values; however, gold values in the northern half are higher in the footwall section. This lack of increase in gold values with depth suggests that the gold distribution reflects a primary distribution rather than a secondary distribution such as oxide copper values. As with oxide copper, gold content does not correlate with rock type, mafic constituents or grain size. The majority of the gold occurs in a higher-grade zone between section 1700 N and section 1200 N.

10.0 DEPOSIT TYPES

There are no deposits analogous to the Carmacks Copper deposit on a world-wide basis because there is no consensus as to the origin of the Carmacks Copper deposit.

Locally, the Minto deposit located 50km to the northwest is similar to the Carmacks deposit (Sinclair, 1976, Pearson, 1977, MinFile, 2003) but it is flat lying in the base of a synform and is primarily a sulphide deposit. The Minto deposit is now owned by Sherwood Mining Corporation and is being fast tracked toward development due to the current price of copper. Sherwood recently re-estimated resources on the Minto main zone and stated measured and indicated resources totalling 7,790,000 tonnes grading 1.9% copper and 0.6 g/t gold (News Release dated Feb. 7, 2006). The proposed origins of the Minto deposit run the gamut from: a highly metamorphosed stratiform deposit in sedimentary rocks; a hydrothermally emplaced deposit in screens of poorly digested Pelly gneiss in the Klotassin granodiorite during the late stages of the formation of the granodiorite from the Pelly Gneiss; or a segregation and concentration of sulphides within an igneous melt as the Klotassin batholith cystallized (Sinclair, 1976). Simpson (2001) points out that the mineralization has sulphide zoning and alteration that is analogous to a porphyry copper deposit. A summary document prepared to support the sale of Minto Explorations (Minto Explorations Ltd.) indicates that both the Minto Deposit and Williams Creek Deposit have affinities to iron oxide copper gold (IOCG) type deposits exemplified by the Ernest Henry Deposit in Australia

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and the Candelaria Deposit in Chile.

11.0 MINERALIZATION

The majority of the copper, approximately 86%, in the Carmacks Copper No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite). Other secondary minerals include limonite, goethite, specular hematite and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite and arsenopyrite occur rarely.

Alteration minerals that could be considered strictly related to the mineralizing event rather than weathering or dyke intrusion are not recognizable. Epidotization and potassium feldspathization are obviously related to pegmatite dyke intrusion which is a post-mineralization event. Clay (montmorillonite type) and sericite development are clearly weathering products. Silica introduction, usually as narrow veinlets, is not common and may be related to aplite dyking or metasomatism. Chloritization of mafics, biotitization of hornblende, rare garnets, carbonate and possibly anhydrite all appear related to metasomatism and assimilation of precursor rocks to the gneissic units.

The upper 250 m of the No. 1 Zone is oxidized. Within the oxidized area pyrite is virtually absent and pyrrhotite is absent. Weathering has resulted in 1% to 3% pore space and the rock is quite permeable. Secondary copper and iron minerals line and infill cavities, form both irregular and coliform masses, fill fractures and rim sulphides. Primary sulphide minerals and magnetite are disseminated and form narrow massive bands or heavy disseminations in bands. Non-copper sulphides are not common in the weathered zone and are usually intergrown or associated with each other when they do occur. They most commonly occur in hematite but also occur in copper sulphides and in the gangue minerals. Gypsum occurs as microveinlets.

Carbonate occurs as pervasive matter, irregular patches or microveinlets, not commonly, but on the order of 1% where present. Gold occurs as native grains, most commonly in cavities with limonite or in limonite adjacent to sulphides, but also in malachite, plagioclase, chlorite and rarely in quartz grains. Gold is rarely greater than 5 microns in size.

Secondary copper mineralization does not appear to be preferential to a particular rock type. In the north half of the No. 1 Zone, copper mineralization forms high and low grade zones that are reasonably consistent both along strike and down dip and these zones transcend lithologic boundaries. Higher grades tend to form a footwall zone while

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lower grades form a hanging wall zone.

Primary mineralization, below the zone of oxidation comprises chalcopyrite, bornite, molybdenite, magnetite, pyrite and pyrrhotite. Primary copper mineralization appears to be zoned from bornite on the north to chalcopyrite and finally to pyrite and pyrrhotite on the south. Narrow veinlets of anhydride were found in the deepest drill hole.

12.0 EXPLORATION

A considerable amount of exploration and drilling has been carried out on the property leading up to and during the discovery and definition of the Carmacks copper deposit. In addition to drilling, the main mode of exploration has been trenching. The main No. 1 Zone has been trenched at 200 foot spacing and one or two trenches have been excavated on most of the other known anomalies (Figure 12.1) .

Ground geophysics was carried out in 1991 over the No. 1 Zone area and continued north and south over a total 20,000 foot strike length. The survey was done at 200 foot line spacing for a total of 52.4 line miles. The VLF-EM and mag. survey identified numerous structures assumed to be faults as well as the main zone style mineralization. In 1993, Sander geophysics conducted an airborne magnetic, radiometric and VLF-EM survey over an even larger grid. Two hundred and fifteen line km were flown at a 100 metre spacing. No conclusions or recommendations were found regarding the Sander survey and some reinterpretation of the data may be warranted away from the main zone.

The best prospects for locating additional tonnage are in the many zones already identified on the property. The No. 4 Zone has been tested by 4 drill holes and 5 trenches and although faulted and discontinuous results over 0.5% copper oxide are common. Further examination of this zone is warranted especially since it is so close to the proposed pit. Trench results include trench 91-6 containing 60 feet @ 0.50% Cu; trench 91-7 with 75 feet @ 0.60% Cu; trench 91-8 containing 220 feet @0.72% Cu; trench 91-9 with 160 feet averaging 0.51% Cu and trench 91-10 containing 0.70% Cu over 135 feet. The drilling under the trenches returned significantly narrower intervals but further study is warranted to determine the reasons for these results.

The No. 12 Zone has been traced over 1300 feet on surface by geochemistry and was trenched in 1992. Results from this program included; 0.56% Cu over 35 feet in trench 92-34, 0.61% Cu over 90 feet in trench 92-35, 0.44%Cu over 90 feet in 92-36, 0.70% Cu over 25 feet in 92-37, 0.29% Cu over 40 feet in trench 92-38, no zone in 92-39 and 0.67%Cu over 60 feet in trench 92-40. There is mention of bornite and chalcopyrite in literature in this zone and the oxide component may be lower than in the No. 1 Zone.Geochemistry has been successful in locating mineralization and any copper in soil analysis above 30 ppm is considered anomalous. In 1994 the WC claims were

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BL
N
Section 1500 N
14
13
12
51
38
39
24
91-1
23
7
53
11
22
5
91-2
18
25
41
52
46
19
91-22
10
26
20
91-3
30
91-21
27
29
6
45
28
91-4
33
32
Granodiorite
31
91-20
Granodiorite
47
35
34
No.1 ZONE
16
41
37
38
19
401
91-19
40
48
91-16
9
402
50
91-7
91-17
91-5
91-8
91-6
404
55
91-9
91-11
54
91-10
91-12
91-13
No.4 ZONE
91-14
91-15
LEGEND
Mineralized zone
Trench
Fault
Fault: probable
46
Diamond drill hole
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0
200 m
0
500 ft
Scale

Figure 12.1 General Plan Map

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systematically sampled while ground VLF-EM and mag were also run. This program identified two multifaceted zones, an extension to the No. 3 Zone (the rest may be off the property) and the 4000 Zone and as of 1994 no trenching had been performed on either although there is mention of drilling in 1960 being unable to locate the No. 3 Zone due perhaps to 30 m of overburden. According to past reports, there are perhaps areas where copper has been transported to form anomalies which have not been indicativeof bedrock mineralization.

The Carmacks area in general was also covered by a regional fixed wing airborne geophysical survey conducted by Fugro Airborne Surveys for the Yukon government in 2001 (Shives et al, 2002).

The 2006 exploration program on the Carmacks Copper Property consisted of diamond drilling, Rapid Air Blast drilling and environmental baseline studies. The field program was completed on November 17, 2006 and all samples have been sent for analysis. Sample results for all of the drill core with the exception of 2 twinned check holes is pending. The results for the check holes is discussed under Data Verification below.

13.0 DRILLING

A total of 80 diamond drill holes and 11 reverse circulation holes, amounting to approximately 12,900 metres of drilling, were drilled in the exploration of the property. Five very short holes totalling 63 metres were also drilled on the property. Drill holes are numbered by zone so hole 101 would be the first hole drilled on the No. 1 Zone and hole 1302 would be the second hole in No. 13 Zone. The drill holes in Zone No. 1 are shown in Figure 6.1 above.

Core drilling of the No. 1 Zone utilized BQ size in 1971, NQ size in 1990 and HQ size in 1991 and 1992. Three NQ size holes drilled in 1990 had variable recoveries. Hole 118 recovered virtually 100% of the core, hole 119 averaged in the high 80% range, and the third hole, hole 120 averaged in the low 90% range. Core recovery for the HQ size holes averaged in the mid to high 90% range.

In 1992, an NQ size hole, number 158, was drilled using the triple (split) tube system. Except for rare instances where the core tube failed to latch, core recovery was 100%. Friable or broken sections were more completely recovered using larger diameter core (HQ) and the triple tube system.

The better recovery of the NQ triple tube system over HQ core, is the result of the core being slightly smaller than normal NQ size, causing less blocking and core grinding. Given that the bulk of the mineralization is secondary copper oxides and carbonates deposited in fractures, voids, pervasive in weathered areas or interstitial to platy

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0
1000 E
Trench 91-22
1.63 / 0.102
125
118
105
153
107
2800 ft ASL
1.40 / 0.023
1.62 / 0.019
1.93 / 0.034
2400 ft
1.17 / 0.015
Proposed Pit Outline
Granodiorite
2000 ft
1.02 / 0.014
Granodiorite
No.1 ZONE
LEGEND
1600 ft
Mineralized zone
1.02 / 0.014 Assays: total Cu % / opt Au
0
100 m
0
200 ft
Scale
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Figure 3.
Section 1500N

Figure 13.1 Idealised Section at 1500 N

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silicates, all settings subject to relatively low recoveries compared to more competent ground, core losses will generally affect the mineralized sections to a greater degree than non-mineralized areas. Therefore, higher core recoveries should be reflected in higher grades through improved recovery of mineralized sections.

This is best displayed by triple tube core hole 158 which was drilled midway between holes 137 and 149. Hole 158 intersected 150 feet (45.72 m) averaging 1.15% Cu, including 84 feet (25.60 m) averaging 1.62% Cu, while holes 137 and 149 encountered 61 feet (18.59 m) averaging 0.84% Cu and 70 feet (21.34 m) averaging 0.78% Cu, respectively. Both holes 137 and 149 had good recoveries, in the high 90% range, but the 100% recovery of hole 158 is considered to be responsible, in part, for the higher grade encountered in hole 158.

Three reverse circulation down-hole hammer holes were drilled on the No. 1 Zone in 1992. They were drilled to twin diamond drill holes 119 (NQ), 125 (HQ) and 126 (HQ). The purpose of these holes was to determine if significant quantities of copper mineralization were lost through water circulation during diamond drilling and to determine if the expected higher recovery of friable or broken mineralized gneiss in large diameter holes would improve the grade.

The three reverse circulation holes RC-4, RC-5, and RC-6 were drilled dry through the mineralized section so that no losses to washing could take place. Hole RC-4 twinned HQ-core hole 125 and was similar in grade and width, 130 feet (39.62 m) averaging 1.40% Cu versus 158 feet (48.16 m) averaging 1.36% Cu, respectively. Hole RC-5 twinned HQ-core hole 126 and improved the grade, 160 feet (48.77 m) averaging 1.07% Cu versus 146 feet (44.50 m) averaging 0.83% Cu, respectively. Hole RC-6 twinned NQ-core hole 119 and also improved the grade, 145 feet (44.20 m) averaging 1.11% Cu versus 163 feet (49.68 m) averaging 0.96% Cu, respectively. Hole 125 recoveries averaged in the mid 90% range while holes 126 and 119 both averaged in the high 80% range. The improved grades in RC-5 and RC-6 suggest that when core recoveries were below the mid 90% range, grades are possibly understated by diamond drill results. However, a t-test comparison of reverse circulation holes versus diamond drill holes indicates there is no statistical difference in the results.

Reverse circulation drilling results were not used in the historic resource estimations.

For the 2006 drill program each hole started with HQ core (63.5 mm) and most holes reduced to NTW (50.5 mm) with the occasional hole having to reduce down to BTW (40.7 mm) at greater depths. In general, core recovery for the 2006 program was greater than 97%.

The current exploration program commenced in July, 2006. The object of this program was to:

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1.	examine the down-dip extension of the No. 1 zone, with a goal to delineating the oxidation-reduction front at depth on the deposit
2.	confirm historic drill results by twinning two of the previously drilled holes
3.	explore along strike to search for lateral extensions of the No. 1 Zone and to expand the knowledge of some of the other mineralized zones

In addition, a Rapid Air Blast (RAB) drilling program commenced in August 2006 which was designed to condemn areas of the property for future plant development.

At the time of writing this report assay results from only the two twinned holes have been received.

14.0 SAMPLING METHOD AND APPROACH

The deposit has been delineated by trenching and drilling. Trenches and drill holes have been generally layed out on sections with 200 foot spacing. Some of these sections have been infilled to 100 foot spacing. Figure 3 shows section 1500N with the typical drill hole composited intervals.

It is reported that in early programs core was sampled over 5 and 10 foot intervals but that in later years the core was sampled according to mineralization. The RC drill samples were collected at 5 foot intervals. There is no reason to suspect irregularities in the results of the old sampling. The Q.A. and Q.C. procedures reported as being employed during drilling, trenching, sampling, assaying, and reporting of results were found to be of the highest quality. The procedures followed were apparently conducted to the standards prevalent at the time, by licensed, properly accredited professionals who, for the most part are still conducting mineral exploration programs or analyses under today’s reporting standards.

For the 2006 program the sampling procedure, shipment and analytical processes were established according to industry standards. All drill core sample intervals were marked at 1.0 m intervals by a qualified geologist. All samples were cut using a diamond core saw to obtain the best possible representative sample. Samples were packaged and shipped using industry standard secure packaging and were sent to ALS Chemex Laboratories in North Vancouver for processing.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

In 1971 rock assays were performed by Whitehorse Assay Office in Whitehorse. Two batches of sample rejects were sent to Chemex in Vancouver for check assays. In the first batch the Chemex results were 5.9% higher than the originals but the second batch

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returned values 5.7% lower on average. There is mention in the report reviewed of oxide reserves as opposed to total copper and it is stated that no credit for molybdenum, gold or silver was given to the “ore”. These statements imply that analysis for these other metals must have been done.

For work managed by Western Copper, trench and drilling samples were sent for analysis to Chemex Labs Ltd. at 212 Brooksbank Avenue, North Vancouver, B.C. All samples were dried and crushed to better than 60% minus 10 mesh. An appropriate size split then underwent Cr-steel ring pulverization until >90% was minus 150 mesh size.

Total copper was assayed by HCIO4 – HNO3 digestion followed by Atomic Absorption Spectrometry (AAS) with a 0.01% detection limit. Non-sulphide copper was assayed by dilute H2SO4 digestion followed by AAS with a 0.01% detection limit. Gold was assayed by ½ assay ton fire assay followed by AAS with a 0.002 ounces per ton (0.0686 gm/tonne) detection limit and an upper limit of 20 ounces per ton (685.71 gm/tonne). Silver was assayed by aqua regia digestion followed by AAS with a 0.01 ounces per ton (0.34 gm/tonne) detection limit and an upper limit of 20 ounces per ton (685.71 gm/tonne).

Most 1990 to 1992 drill samples, particularly those in No. 1 Zone, were assayed for total copper, non-sulphide copper, gold and silver. Most trench samples were assayed for the same elements but a few peripheral trench samples were not assayed for non-sulphide copper, gold or silver. In 1971, any drill sample without obvious copper oxides or carbonates was not assayed for non-sulphide copper and deeper intercepts were generally not assayed for gold or silver.

It is evident from the analytical techniques that what is reported in this report as “oxide copper” or “non-sulphide copper” is actually weak-acid soluble copper. The total copper results are total copper however there are some non-sulphide minerals which are not weak acid soluble and therefore the terminology used elsewhere should be read as weak-acid soluble copper. That said, the weak-acid soluble copper is the copper recoverable using acid heap leach technology proposed for the Carmacks Copper Project.

In the 2006 program, each sample was processed by crushing to >70% <2 mm and pulverizing a 250 gm split to >85% -75 mm according to the ALS Chemex Prep 31 procedure. The samples were then analysed for 27 elements by “Near Total” digestion and Inductively Couple Plasma Emission Spectroscopy (ICP-ES) by ALS Chemex procedure ME-ICP61 or ME-ICP61a. As well, each sample was analysed for gold by fire assay and Atomic Absorption Spectroscopy (AAS) on a 30 gm sample by procedure Au-AA23; for total copper content by four-acid (HF-NNO3-HClO4-HCl) digestion and

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Atomic Absorption according to procedure Cu-AA62; and for non-sulphide copper by sulphuric acid leach and AAS according to procedure Cu-AA05.

In the 2006 program, duplicate samples were collected regularly, nominally every 20th sample and were given unique sample numbers. For the first portion of the program the duplicates were sent along with the original samples to ALS Chemex for processing and were processed as described above. For the latter portion of the program the duplicates were sent to Acme Analytical Laboratories in Vancouver for analysis. The samples sent to Acme were processed by crushing to >70% <-10 mesh and pulverizing a 250 gm split to >95% -150 mesh according to the Acme R150 procedure. The samples were then analysed for 43 elements by “Four Acid” digestion and Inductively Couple Plasma Mass Spectroscopy (ICP-MS) by Acme procedure 1T-MS. As well, each sample was analysed for gold by fire assay and (ICP-ES) on a 30 gm sample by procedure 3B ICP-ES; for total copper content by four-acid (HF-NNO3-HClO4-HCl) digestion and ICP-ES according to procedure 7TD; and for non-sulphide copper by sulphuric acid leach and AAS according to procedure 8.

Additional check assaying will be performed on sample rejects from ALS Chemex at Acme Analytical once the processing at ALS Chemex is completed.

16.0 DATA VERIFICATION

The authors have not undertaken any independent verification of the data that has been extracted from historical reports, except as described hereafter, especially with respect to the various mineral resource estimates, for which extensive verification has been carried out by Jim Robinson, the principal author of this report.

The QA/QC procedures followed by the assay lab (Chemex) in the early 1990s were similar to those followed today. See Appendix 2 for complete QA/QC details pertaining to the assay laboratory in the 1990s as well as the Laboratory’s current policies and programs. The crushing, pulverising and grinding machinery was blown clean between samples. The machinery was further cleaned out between sample runs by processing a sample of silica sand. The lab would run a check assay on a known standard every 40 samples, and any drill core or trench samples which gave anomalously high or low results were automatically re-assayed. Additionally, if unexpectedly high or low sample results were reported by the lab to the company geologists, the samples were re-tested to confirm the results.

Diamond drill core and trench-exposed bedrock were examined on-site to confirm the presence of mineralization and to verify logging accuracy. Drill logs were checked against drill sections and interpretations, and against assay certificates provided by the assayer. Assay certificates were checked against resource modelling databases to

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determine whether or not transcription errors or systematic inconsistencies were present. Block model design parameters and assumptions were all checked, reviewed, and verified. Statistical analyses used to determine model constraints were reviewed and verified. Block model and polygonal model calculations were checked for systematic inconsistencies and for simple transcription errors.

The work on the property has been carried out by reputable companies and there is no apparent reason to question the veracity of the information provided. The core from the later (1990's) drill programs appears to be in good condition stored on the property. This core could be quartered with a diamond saw to verify previous results. Much of the old (1970's) core is flat stacked and the boxes are rotting and poorly labelled, this core may not be of any use but consideration should be given to salvaging it. Upon visiting the site oxide copper mineralization was visible in both trenches and drill core however no samples were collected. Due to the quantity of previous sampling, quality of the previous work and workers plus the detailed metallurgical test work done, it was determined by the authors that additional results from any surface samples collected from the deposit during the site visit would provide no useful information.

However, two diamond drill holes were drilled in August, 2006 duplicating previously-drilled holes. The purpose of this drilling was to verify previous results using current drilling, sample handling and assaying best practices.

The repeat, or “twin” holes, denominated WC_003 and WC_004, were drilled to test historical holes 91-140 and 91-141 respectively, drilled in 1991.

The locations and orientations of the holes is listed in Table 16.1 below:

Hole	NAD83UTME	NAD83UTMN	Az_True	Dip
DDH 1-40 WC-003 DDH 1-41 WC-004	411878 411875 411902 411905	6913907 6913902 6913855 6913857	248.5 245 248.5 245	-50 -50 -50 -50

Table 16.1 Location and Orientation of Comparison Hole Collars

A comparison between the historical and current assay results can be found in Table 16.2 below. The hanging wall and footwall contacts are well-defined in all four drillholes summarised in the table. The lengths of the intercepts listed in the table are from the hanging wall contact to the footwall. There are well-mineralized intersections beneath the footwall contact in all four holes, but we did not compare them for the sake of consistency.

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Carmacks Copper Project
Western Copper Corp.

	91-140		WC_003			91-141		WC_004
	Total Cu	OX Cu	Total Cu	OX Cu	Difference (%)	Total Cu	OX Cu	Total Cu	OX Cu	Difference (%)
Length	39.6m	39.6m	39m	39m	-1.54%	48.8	48.8m	48m	48m	-1.67%
Average	1.24	0.84	1.67	0.97	+15.77% (OX Cu)	1.23	0.98	1.13	0.99	+1% (OX Cu)
SD (%)	0.7	0.5	0.87	0.44		1.45	1.05	0.94	0.87
Var (%)	0.59	0.41	0.7	0.34		0.91	0.66	0.65	0.59

Table 16.2 Comparison of Check Drilling to Historical Drill Intersections

As the table clearly demonstrates, the historical grade and tonnage calculations are repeatable using modern drilling, core handling and sampling methods, and assay procedures. The differences in section widths are a function of the fact that the historical drill results were composited to 10 foot lengths, and the modern drilling to three metre widths. The small discrepancy between total copper values in hole 91-141 and WC_004 are caused by a short intersection of anomalously high grade copper (6.5%) over a length of 9ft. (2.74 metres) in 91-141 that was not encountered in WC_004.

A number of check samples were also collected from selected portions of 1991 drill core stored on the property. The samples were selected by Aurora Geosciences Ltd. personnel and were collected by quartering remaining split core with a rock saw. The samples were collected at one metre intervals falling within 1991sample intervals for comparison purposes. The sample handling, shipping and preparation control procedures followed were the same as those employed for the 2006 diamond drill program.

	1991 SAMPLE INTERVALS						2006 ONE METRE RE-ASSAYS
Hole Number	From (m)	To (m)	Length (m)	Oxide Cu_pct	Total Cu_pct	Au ppm	From (m)	To (m)	Length (m)	Oxide Cu_pct	Total Cu_pct	Au ppm
1-22-91	38.40	42.06	3.66	0.77	1.60	0.032	39.92	40.84	0.92	0.51	1.32	0.748
1-27-91	34.75	37.80	3.05	2.95	3.11	0.010	36.88	37.79	0.91	2.43	2.80	0.289
1-28-91	26.52	26.82	3.05	1.61	1.72	0.012	24.68	25.60	0.92	3.00	3.34	1.925
1-32-91	50.90	53.95	3.05	1.81	2.02	0.006	51.81	52.70	0.89	2.93	3.25	0.250
1-35-91	77.42	80.47	3.05	1.82	1.96	0.008	77.41	78.33	0.92	3.14	3.54	0.296
1-38-91	117.81	119.18	1.37	1.12	1.20	0.016	118.56	119.48	0.92	0.93	1.04	0.399
1-50-91	64.53	67.00	2.47	0.90	1.00	0.002	64.31	65.22	0.91	0.90	1.14	0.454
1-56-91	54.86	57.91	3.05	1.86	1.90	0.013	54.86	55.77	0.91	1.28	1.39	0.944
1-57-91	78.64	81.69	3.05	1.21	1.36	0.086	78.94	79.85	0.91	0.81	1.03	0.181
1-58-91	88.39	91.44	3.05	0.18	0.19	0.000	88.39	89.30	0.91	0.37	0.42	0.013
AVERAGE				1.42	1.61	0.019				1.63	1.93	0.550

Table 16.3 Stored Core Re-assaying Results

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Unfortunately it was not possible to sample exactly the same intervals of drill core as were sampled in 1991. As can be seen from the above table, the values returned from re-sampling and re-assaying stored core are quite close. Since the mineralisation is so sporadic, it is not surprising that results from assaying one fraction of the core do not exactly match assays from another fraction of the same interval of core. Compounding the problem in correlation is the fact that we were only able to re-sample certain segments from within the historic sample intervals. In some cases the core markings on the core boxes was nearly illegible, and in most cases, a great deal of the core had been removed for metallurgical testing at various times in the past ten years. On average, the new assay values are close to, and in most cases are higher than the historic values. In fact, the average values of the re-assays are substantially higher than the historic assay results. From these results it must be concluded that the grade calculations in the historic mineral resource estimate are valid, and may actually understate the grade of the deposit.

17.0 ADJACENT PROPERTIES

When the Minto and Carmacks Copper deposits were discovered in the 1970s there was a staking rush in the area and all the adjoining land was staked solid. During this time Western Copper had acquired the STU claims north of the current Carmacks Copper Property. These claims were subsequently allowed to lapse and have since been re-acquired by another party. Recently additional staking by others has acquired the “Copper” claims immediately west of Western Copper’s claims and the WC claims immediately to the southeast. There is no record of any new work being performed on these claim groups.

A class A First Nations land reserve of the Little Salmon- Carmacks band is located west of the property where both mineral and surface rights are reserved and claim staking is not allowed. Minto Explorations has a cooperation agreement with the Selkirk First Nation with respect to the development of the Minto deposit itself and the Selkirk First Nation might be amenable to exploration on its land. The land to the northwest is crown land open to staking. At the present time there are no adjacent active properties in good standing indicated on the 115I/11 mining claims map.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

A series metallurgical testing on Carmacks samples began in 1989 and has continued, intermittently, to the present.

The first testing reported was in 1989 and was performed by Coastech in Vancouver. Following that in 1990 and again in 1992 a series of bottle roll tests and small column tests was performed by Bacon Donaldson and Associates also in Vancouver. This was

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Mineral Resource Estimate
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followed by another series of tests lasting from 1992 to 2001 performed under the supervision of Dr. M. Beattie at the PRA Laboratories also in Vancouver. During this same period (1993 - 1994) Brown and Root, Braun performed computer simulations on the heap leaching which lead to a pilot leach operation being conducted in Carmacks, largely for the purpose of confirming temperature modelling.

In 2004 further column work was initiated under the guidance of Westcoast Biotech to investigate the leaching performance under sulphuric acid produced by the in situ biological oxidation of elemental sulphur. This work is continuing as of the date of this report.

Samples for the test work came from three main sources. The first samples were collected from exploration trenches; two 1,350kg bulk samples were collected initially. Two composites were prepared from these samples; one of fine grained gneiss and the other of medium to coarse grained gneiss.

Subsequently the material for the pilot plant was also collect from these trenches.

Drill core assay rejects were used to sample material deeper in the deposit. Locations were chosen to provide a representative sample of material from throughout the proposed pit. These samples were then composited to form high and low grade composites representing three sections in the pit and a single composite of the south end of the pit.

The next phase of testing was based on the same intervals chosen from the assay rejects but the material used was half drill core from the site. Again the material was composited in the same manner as the assay rejects.

The various bottle roll and column tests that were undertaken between 1989 and 1996 amount for 47 bottle roll tests, and 21 column tests were designed to test the leach kinetics, the acid consumption, the optimum crush size and the total copper extraction. The results of the test were used by Brown and Root, Braun in the computer simulation to derive representative data. Based on this simulation the following was concluded for metallurgical parameters to be used in the Feasibility Study:

•	The crush size selected was 19mm.
•	5 kg H2SO4 /tonne agglomeration addition was allowed.
•	Lift height of 8 m was selected.
•	The model predicted an overall 81.7% copper extraction, 80% was used in the study.
•	Predicted acid consumption was 25 kg /tonne H2SO4.

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Mineral Resource Estimate
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Western Copper Corp.

Some of the results in the testwork are tabulated below to illustrate the basis of the conclusions.

Size Fraction	Weight	Total copper	Oxide copper
cm	%	%	%

-2 + 1.5	15.4	1.06	0.98
-1.5 + 1.0 -1 + 0.6 -0.6 + 6 mesh	27. 8 19.4 13.4	1.14 1.22 1.28	1.01 1.16 1.24
- 6 mesh	24	1.76	1.66

Total	100	1.31	1.23

Table 18.1 Fractional Feed Analysis

Table 18.1 above shows the fractional assay analysis of a column test in the Beattie Consulting 1996 report. It can be readily seen that after crushing, the fine size fraction has a 40% increase in grade from the coarser material.

After completing the column leach test a fractional analysis was again completed on the material differentiating between material from the top middle and bottom, the results of which are tabulated below.

Size Fraction	Top third		Middle Third		Bottom third
cm	Cu tot.%	Cu ox. %	Cu tot. %	Cu ox. %	Cu tot. %	Cu ox. %

2	0.2	0.18	0.41	0.35
-2 + 1.5	0.25	0.19	0.46	0.38	0.55 (+1.3)	0.44 (+1.3)
-1.5 + 1.0	0.16	0.11	0.37	0.29	0.45 (-1.3+1)	0.38(-1.3+1)
-1 + 0.6	0.15	0.07	0.28	0.20	0.38	0.29
-0.6 + 6 mesh	0.09	0.05	0.21	0.14	0.30	0.21
- 6 mesh	0.10	0.03	0.19	0.11	0.25	0.16

Total	0.14	0.08	0.31	0.23	0.39	0.3

Table 18.2 Fractional Tailing Analysis

The overall tailing analysis was 0.28% total copper and 0.20% oxide copper, meaning that the recovery was 79% of total copper and 81% of the oxide copper.

It can be seen that the fine material leaches better than the coarse material as expected but also that the material at the bottom of the column did not leach as well as that at the top. These observations lead to work on the bio-oxidation of elemental sulphur in agglomerated feed. In conclusion Beattie found that recoveries of 80% of the copper could be expected over a 180 day leach time.

This same basic information was carried through and used in the generation of the Basic Engineering report.

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

The pilot plant operation located in the village of Carmacks consisted of leaching a 250 tonne pile of Carmacks Copper composite. This test served the purpose of confirming that heap leach operations could be successfully operated under the prevailing winter conditions of the Yukon Territory. This has been upheld further, and more recently, by the full scale operations at the Brewery Creek mine.

In February 2001, Beattie issued a further report on work performed between 1998 and 2001. The report described column test work done on further 3/4" crush samples, run-of-mine (ROM) samples, and test work performed to simulate the decommissioning of the heap. The results on the 3/4" crush material supported the conclusions of the earlier work. However, it was concluded that ROM samples resulted in a reduction of approximately 20% of the recovery unless excessively long cycle times were used. The work on decommissioning noted that the application of lime to neutralize the heap resulted in a buffering effect which prevented the solution rising above pH 4. Subsequent tests lead to the conclusion that sodium carbonate was effective at raising the solution to a neutral pH which appeared stable.

In 2004 work commenced on a series of 11 small scale column tests that were designed to test the application of a process which generates sulphuric acid by the biological oxidation of sulphur. The work was supervised by Westcoast Biotech, owners of a patent on this process, and were conducted at Vizon Labs. Samples for these columns were taken from surplus material used for column testing at PRA labs.

In this process the elemental sulphur is agglomerated with the ore before being placed on the leach pad and is inoculated with a sulphuric acid that is also generated by biologically oxidising sulphur in a reactor. This inoculation serves to supply the bacteria to the ore, lower the pH of the pile facilitating the further oxidation of the in situ sulphur and the commencement of leaching of the copper. Five of the columns were designed to test the effect of varying the amount of elemental sulphur and bioacid initially added; five were designed to test the effect of crush size on the extraction and one column was designed as a control using sulphuric acid and conditions equivalent to the design conditions in the Feasibility Study.

In general, at equivalent crush sizes, the columns employing the bioacid process achieved similar extraction to the control column but more rapidly. This is explained by the fact that the sulphuric acid is being generated on the surface of the ore particles and not relying on flow through the pile to wet the ore surface.

As expected, the columns testing the effect of crush size showed that the rate of the extraction slowed as the crush size increased. When testing was stopped, the larger crush sizes of -2 and +3 had extractions below that projected from the Feasibility Study work and no attempt was made to determine the likely ultimate extraction.

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Four of these columns were selected to test scenarios for decommissioning the heap on closure. Using varying applications of fresh water flush and sodium carbonate rinse, the columns all showed that the pH could be reduced to the 8 – 9 range and the dissolved metals could be reduces to levels within the MMERs.

Based on the apparent success of this test work two further large scale columns (12" x 30') have been started to test the scaling up the work. This work is in progress and no report is available at the time of this report.

Although there are verbal reports of gold recovery work early in the project development there are no reports of any gold recovery or even analysis for gold in the metallurgical test work reports. There may be some way of partial recovery of the gold from higher grade portions of the deposit or total heap re-treatment post neutralization. At US$ 580 per ounce of gold a 0.015 opt grade would have a contained value of US$ 8.7 per ton. There may be some portion of this value that can be extracted at a profit. There is extra incentive given Sherwood’s recent (News Release dated March 15, 2006) unexpected drill hole intercept of 76.8 g/t Au over 18.4 m at the similar and nearby Minto deposit.

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

A complete, current ore reserve estimate cannot be calculated until an updated feasibility study has been completed to NI 43-101 standards. Therefore the following disclosure will be a mineral resource estimate until such time as final mining procedures, mineral processing decisions and final pit layout have been decided.

The following disclosure consists of excerpts quoted from the Feasibility Study by Kilborn in 1995 and contains historical estimates of resources. These historical estimates were made prior to the inception of NI 43-101 but have been verified to the fullest extent possible. Diamond drill core and trench-exposed bedrock were examined on-site to confirm the presence of mineralization and to verify logging accuracy. Drill logs were checked against drill sections and interpretations, and against assay certificates provided by the assayer. Assay certificates were checked against resource modelling databases to determine whether or not transcription errors or systematic inconsistencies were present. Block model design parameters and assumptions were all checked, reviewed, and verified. Statistical analyses used to determine model constraints were reviewed and verified. Block model and polygonal model calculations were checked for systematic inconsistencies and for simple transcription errors.

In addition, two of the historical diamond drill holes were twinned. The holes were re-drilled and then logged, sampled and the samples assayed, all parts of the process employing current best practices. The assay results were composited to three metre

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Mineral Resource Estimate
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Western Copper Corp.

composites between the hanging wall and footwall contacts. These composites were compared to the ten-foot composites used in the historical ore reserve estimates.

Please see Table 16.1 and the associated discussion. The comparison clearly shows that the grade values used in the historical reserve calculations are valid and repeatable using NI 43-101-compliant methodology.

In order to ensure ourselves that the sample density and drill hole spacing used in the historical calculations provided adequate detail to ensure confidence in the historical resources, the authors recalculated the resources several times using various subsets of the data and various modelling parameters. The mineral resources were calculated using Geosoft “Voxel gridding” (3D Kriging) algorithms, once using all the drill hole intersections, and once using composites from only half the drill holes. The results for the two calculations differed by only 2.7 percent, which is virtually identical for calculations of this type. If a resource estimate calculated using only half the data used in the historical estimate produces a result that is virtually indistinguishable from the historical calculation, there is no reason to believe that adding more drill holes will provide any meaningful additions to the interpretation of the mineral resource.

It was observed that the calculations had been performed and refined over several years between 1992 and 1995, and the accuracy of the model improved over that time. Errors in calculations or in data entry which were noted in earlier calculations had been remedied and repaired in later iterations. The most recent historical resource estimate contained in the Kilborn feasibility study is a reasonable interpretation of the quantity and grade of the mineralization present, and can be used as a modern mineral resource estimate under the definitions and standards of the CIM and as defined under National Instrument 43-101.

The key assumptions, parameters and methods that were used to prepare the historical estimates are set out below. Many of the categories discussed in the original document used currently non-compliant resource and reserve categories that were common at the time of writing. These categories have been re-named to reflect current reporting standards.

Densities were calculated in the 1990's using standard methods by Chemex Laboratories Inc. of North Vancouver, B.C.,Canada. This is a reputable firm, and carries out this type of work on a regular basis. Twenty-three core samples were taken, from which densities for pegmatite, gneiss and granodiorite were calculated. Densities within each rock type were taken to be constant, regardless of the copper content. This is a reasonable approach considering that with these copper grades the difference in densities would not be detected until the fourth decimal place.

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Mineral Resource Estimate
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The resource outline takes into account the presence of geological constraints such as local faulting, contact zones, and the two types of mineralization, seepage and in gneiss. The model was not allowed to extend beyond the length of the zone that the trenches delineated nor was it allowed to extend any appreciable distance beyond the footwall or hanging wall contacts. As there is some seepage copper mineralization beyond these contacts, the model did include some of this material but not beyond the limits that were digitized.

Kilborn reported in its Carmacks Copper Feasibility Study that:

a) Polygonal Model

Polygonal modelling was carried out by first creating polygons in the vertical plane on each section line where trenching and diamond drilling was conducted. These polygons were assigned grades according to the trench or drill hole intercepts. The areas of the polygons were then calculated and distance-weighted with the adjacent sections to give a tonnage between sections. The tonnages were then totalled.

b) Block Model

Geological in-situ resources (MINERAL RESOURCES) for the No. 1 Zone were calculated by developing a block model and then using three-dimensional kriging to calculate the tonnage and grade of the deposit.

Using GEOMODEL software, plans were generated every 30 feet (9.14 m) vertically from the 1,885 foot (574.55 m) elevation, to a plane 200 feet (60.96 m) above the highest known surface elevation on the No. 1 Zone. These plans were generated from the cross-sections that were constructed to calculate the geological resource by polygonal method, and were established at the mid-point of each 30 foot (9.14 m) bench. Polygons were then digitized outlining the copper mineralization in gneiss and, separately, the seepage copper mineralization in granodiorite. The two types of mineralization were identified and the polygons were then exported to PC-MINE software.

In PC-MINE software, a block model was constructed with a 30 foot (9.14 m) block height, a 30 foot (9.14 m) block width and a 50 foot (15.24 m) block length. A partial block model was chosen to allow for better identification between copper mineralization in gneiss and seepage mineralization in granodiorite. Within the global model, separate models were built for waste rock type and density, percent ore, total copper grade and variance, oxide copper grade and variance, gold grade and variance, topography and economics.

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Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Grades for total copper and oxide copper were calculated by ordinary three-dimensional kriging based upon the semi-variogram parameters for each type of copper. As the gold semi-variograms were not satisfactory, gold grades were calculated by inverse distance modelling. Multivariate statistics showed that gold had a higher coefficient of correlation with total copper than with oxide copper so the same parameters used for total copper grade interpolation were used for gold grade interpolation.

Grades were interpolated for each block with the following restrictions:

  only composite samples within 200 feet (60.96 m) of the block centre were to be used;
  a minimum of three composite samples within the search area were required to calculate a grade for that block;
  a maximum of ten composite samples were used to calculate the block grade and if more were present they were sorted by a distance weighting factor and only the closest ten were used;
  samples to be used were also restricted by rock type, i.e., only mineralized gneiss samples were used for grade interpolations of gneissic material and only seepage mineralization was used for grade interpolations of seepage copper in granodiorite;
  any assay sample with an assay reported below detection limits was assigned a zero value;
  any interval with a missing sample length was left out rather than assigned an average value of zero;
  all composite samples with zeros were used in the interpolation of grades by kriging or inverse distance.

At various stages, the models were checked to ensure the correctness of rock type assignments and grade interpolations. Cross-sections with drill holes and trenches with 30 foot (9.14 m) composite grades, reserve polygons and block grades were plotted and compared to the model.

c) Polygonal Resources

(not a current CIM resource category, but merely a term used to define mineral resources calculated using the polygonal model method described above) Global geological resources (Measured and Indicated Mineral Resources) to an elevation of 1,300 feet (396.24 m) were calculated using the polygonal method with PC-EXPLOR and GEOMODEL software. A resource of No. 1 Zone was estimated to be 22.05 million tons (20.0 million tonnes) grading 1.06% total copper, 0.013 ounces gold per ton (0.446 g/tonne) and 0.086 ounces silver per ton (2.949 g/tonne) at a 0.50% total copper cutoff grade.

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Mineral Resource Estimate
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d) Kriged Resources

(not a current CIM resource category, but merely a term used to define mineral resources calculated using the block model method described above)

In-situ geological resources (Measured and Indicated Mineral Resources) were calculated to an elevation of 1,885 feet (574.55 m) using the block model with ordinary three-dimensional kriging. These resources are shown at two different cutoff grades in the following table.

In addition to the tabulated resources there are 1,260,880 tons (1,143,851 tonnes) without an assigned total copper value which are classified as inferred resources. This inferred resource is mainly seepage oxide copper in the granodiorite to the footwall and hanging wall gneiss.

Tons	Tonnes	Grade				Cutoff Grade
		Total Copper (%)	Oxide Copper (%)	Gold oz/ton	Gold gm/tonne	Total Copper (%)
12984240	11779104	1.195	0.911	0.016	0.549	0.8
15867140	14394427	1.096	0.829	0.014	0.48	0.5

Table 19.1 IN-SITU GEOLOGICAL RESOURCES (Measured and Indicated Mineral
Resources) TO 1,885 FEET (574.55 M) ELEVATION
Measured and Indicated 30 Foot Block Model

Measured and Indicated Mineral Resources were calculated using a maximum 200 foot (60.96 m) search radius for each block calculation and then classified as measured and indicated. Resources within the inferred classification were calculated from search radius greater than 200 feet (60.96 m).”

The previous section in italics is excerpts quoted from Kilborn’s 1995 Feasibility Study on the Carmacks Copper Project.

Kilborn reported a combined Measured and Indicated resource in 1995. Combining resource categories is not acceptable under current standards, so the resource figures were recalculated to report the Measured and Indicated resource categories separately.

On review of all the historic mineral resource estimation calculations carried out between 1991 and 1995, it was determined that the determination produced by MPH Consultants Ltd. (1991) most accurately defined the proven and probable mineralisation. They classed as proven those modelled resources defined by drill hole

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intersections and/or trench samples where the sample spacing is no more than 60.96m (200ft.) along strike or 30.48m (100ft.) on section.

Probable blocks are defined as those which fall within the definition of mineral resource, but with the sample pattern extended +/- 30m beyond that of proven mineralisation. Using the MPH definitions and the resources reported in their document, we determined the resulting ratio of proven to probable mineralisation. This ratio works out to be 85.11% proven to 14.89% probable. We then applied this ratio to the combined proven/probable tonnages calculated by Kilborn in 1995.

The mineral resources were modelled using two different, acceptable methods of calculation. The results were compared with each other as well as with the observed trenches and drill intersections to ensure that the models were correct, and produced consistent and comparable results.

0.8% Total Copper Cutoff Grade
Resource Category	Tons	Tonnes	Grade
			Total Cu (%)	Oxide Cu (%)	Gold (oz/ton)	Gold (g/tonne)
Measured	11,050,887	10,025,196	1.195	0.911	0.016	0.549
Indicated	1,933,353	1,753,908	1.191	0.898	0.016	0.549

0.5% Total Copper Cutoff Grade
Resource Category	Tons	Tonnes	Grade
			Total Cu (%)	Oxide Cu (%)	Gold (oz/ton)	Gold (g/tonne)
Measured	13,504,523	12,251,097	1.098	0.831	0.014	0.480
Indicated	2,362,617	2,143,330	1.094	0.826	0.014	0.480

Table 19.2 Measured and Indicated Mineral Resources to the 574.55 m level for 0.5% and 0.8% Cut-off Grades

20.0 OTHER RELEVANT DATA AND INFORMATION

Following discovery of the No. 1 Zone, a property wide grid with north-south and east-west lines spaced 1,000 feet (304.8 m) apart was established. After further work

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showed that the No. 1 Zone trends west of true north, a local grid was established. This local grid has a baseline trending 335.8° with lines spaced 100 feet (30.48 m apart. The baseline - line 0 N intersection is near the discovery outcrop and coincide with the property-wide grid at 100,000East, 100,000 North (30,480 m East - 30,480m North).

A permanent survey peg has been cemented in place at this location. It was originally assigned an elevation of 2,800 feet (853.44m) but this has since been adjusted to 2,859 feet (871.42 m) based upon an aerial photographic survey.

In 1991 and 1992, territorial surveyors Lamerton and Associates, Professional Surveyors Ltd. of Whitehorse, were commissioned to survey all diamond drill collars on the No. I Zone and the No. 4 Zone, hanging wall and footwall contacts in most trenches on the No. 1 Zone, geologic features such as the faults that terminate the No. 1 Zone and ground control targets for an aerial photographic survey. Lamerton and Associates provided survey coordinates in true north and east relative to the survey hub at the baseline located at 0 N. These coordinates were then rotated to the local grid using GEOSOFT software. The rotation angle of 24.2" (to 335.84 was determined from Lamerton and Associates surveying of 27 points along the baseline.

In 1992, Eagle Mapping Services Ltd. of Port Coquitlam, B.C. was contracted to fly an aerial photographic survey of the property. This survey extended east to the Yukon River and south to the Freegold Road. Eagle Mapping has produced a topographic map with 2m contours for a 25 km area surrounding the Carmacks Copper deposit.

For computer generation of topography maps and reserve calculations, the 1992 topographic map compiled by Eagle Mapping Services Ltd. was converted into PCXPLOR software format. To reconcile the difference between the regional topographic map elevations and surveyed elevations of drill hole collars, hanging wall and footwall contacts, and other geologic features of interest, it was necessary to add 59 feet (17.98 m) to all elevations. Down hole surveying of diamond drill holes in 1971 was carried out by acid dip tests or by the Tro-Pari method for holes exceeding 800 feet (243.84 m) . In 1991 and 1992, down hole surveying of diamond drill holes was carried out entirely by the Tro-Pari method. Down hole surveying was not carried out on reverse circulation drill holes.

21.0 INTERPRETATION AND CONCLUSIONS

The Carmacks Copper Project is an advanced stage project that involves the development of the Carmacks copper deposit into a producing mine. The most recent comprehensive reports on resource and feasibility were completed in 1995. Basic

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Engineering has been undertaken based on the 1995 reports which are now out of date from a cost perspective. The resource estimate is compliant with the CIM guidelines and terminology in place today. The resource was estimated by reputable engineers and may be conservative due to the use of less than perfectly recovered diamond drill core as compared with a few RC drill holes.

The mineral resources of the No. 1 Zone of the Carmacks Copper property currently stand at 12,251,097 tonnes Measured at 1.098% Total Copper (0.831% Oxide Copper), and 2,143,330 tonnes Indicated at 1.094% Total Copper (0.826% Oxide Copper), to an elevation of 574.5 metres.

Since the time of the Basic Engineering report Western Silver (now Western Copper) has initiated preliminary testwork to investigate the potential to generate sulphuric acid using the biological oxidation of elemental sulphur. The elemental sulphur would be agglomerated within the ore prior to placing on the pad, along with a “bio-acid” which would contain the bacteria to oxidize the sulphur. The “bio-acid” could be generated on site in reactor vessels and would obviate the need to produce sulphuric acid from a sulphur burner as envisaged in the basic engineering report.

This testwork on bio-acid leaching has revealed another possible process improvement which is only just beginning to be investigated. Direct electrowinning of low grade metal solutions is a relatively new process but one that appears to offer several advantages for the project. If found to be applicable to this project it could potentially eliminate the need for an Solvent Extraction plant to purify and concentrate the pregnant liquor solution from the heap leach pad prior to electrowinning. Tests to investigate the potential for this option are planned as part of the large scale column testing.

Work performed on the project prior to the suspension of activities in 1998 clearly demonstrated a viable resource and economic development scenario at that time.

Further test work on the leaching process indicates the possibility of improvements to the process previously studied, resulting in lower capital and operating costs. The possibility of access to lower cost power offers further opportunity in terms of operating and capital costs.

Economic conditions have changed significantly since 1998. Factors affecting construction and operating costs have risen significantly. Along with this, the demand for copper, and with this the price of copper, has changed favourably and probably more than offsets the increased costs.

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

The recent increase in the price of gold to 25 year highs may make the investigation of gold recovery worth while. There may be an opportunity to re-leach the material for gold after neutralizing the heap or perhaps a gravity treatment of post crushing fines which are higher grade in copper and might be higher in gold as well. The past resource estimates included gold grade of 0. 015 opt which would equate to$US 9 at today’s price of $US 600 per ounce.

In addition to No. 1 Zone there are several other areas of known mineralization that might expand resources at a later date.

Ongoing environmental work to support permit applications will reduce the time required to get from Compliant Feasibility to construction and therefore production.

22.0 RECOMMENDATIONS

In addition to supporting the resource estimate the current exploration program has returned significant, interesting visual mineralization beyond that included in the resource estimate. This exploration should continue in order to better define the mineralization and possible additional resources on the property.

It is also recommended that Western Copper continue with its plans to produce a full feasibility level report, meeting the requirements of National Instrument 43-101, incorporating the latest metallurgical information and current economic conditions.

The program to obtain necessary permits while updating the resource estimate and feasibility study should continue.

A Phase I budget of $1.25 million, for the 18 months commencing in May, 2006, has been established to complete ongoing permitting work, metallurgical testing and feasibility study work including this updated resource estimate and preliminary engineering work. A separate budget of $2.2 million was later set aside for the 2006 exploration program previously described.

Gold was assayed for in previous exploration programs, and a mineral resource estimate was calculated for gold. Since Western Copper Corp. has indicated that it has no current plans for gold recovery at this time, the resource estimate has not been updated with respect to gold. It is recommended by this report that a process for the extraction of gold be investigated due to the current elevated high price for gold in today’s markets.

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

The recommendations discussed above are justified based on the merits of the Carmacks Project. If positive results to the various components of the proposed Phase I work are attained then the next step would be development for production.

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

23.0 REFERENCES

The following is a non-exhaustive list of documents, along with their authors, that have been generated for the project and upon which the main referenced documents, the Feasibility Study, the Basic Engineering Report and the formal environmental submissions have been based. Those references marked with two asterisks (**) were the documents from which the authors derived the necessary information and data to formulate the mineral resource estimate which is the crux of this report.

Access Consulting Group, Western Copper Holdings Limited, Carmacks Copper Project, Baseline Data Compilation Report, 14 January 1998

Antiquus Archaeological Consultants Ltd., Western Copper Holdings Limited, Williams Creek Copper Oxide Project, An Archaeological Impact Assessment for the Proposed Williams Creek Copper Oxide Project; Williams Creek Valley, Near Carmacks, Yukon Territory; Volume III of IEE, 31 January 1993

Anitquus Archaeological Consultants Ltd., An Archaeological and Heritage Resource Overview Assessment of the Proposed Carmacks Copper 138 kV Transmission Line Project Route Options Near Carmacks, Yukon Territory, 1 May 1995.

Archer Cathro & Associates Ltd., Williams Creek Copper Oxide Project, Yukon Territory, Preliminary Submission; Prepared for Regional Environmental Review Committee, Yukon Territory; August 1991

Archer, A.R., Jan, 1972
1971 Exploration Program, Dawson Range Joint Venture.

Beattie Consulting Ltd. Metallurgy of the Williams Creek Oxide Copper Deposit; May 1994.

Beattie Consulting Ltd. Carmacks Copper Project, Report on Pilot Scale Column Testing of the Williams Creek Oxide Deposit; February 1996

Beattie Consulting Ltd. Western Copper Holdings Leaching and Decommissioning of Samples from Carmacks Oxide Copper Project, February 2001

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Mineral Resource Estimate
Carmacks Copper Project
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**Cavey, G. Gunning, D. Clegg, J., Technical Report on the Carmacks Copper Project, Whitehorse Mining Division, Yukon Territory, For Western Copper Corp., March 2006

Clearwater Consultants Ltd., Western Copper Holdings Limited, Carmacks Copper Project – Site Hydrology Revisions, Design Memorandum CCL-CC2, 12 March, 1998

Clearwater Consultants Ltd., Western Copper Holdings Limited, Carmacks Copper Project – Heap Leach Facility Water Balance, Design Memorandum CCL-CC4, 4 December, 1998

Hallam, Knight & Piésold Ltd., Manual on Sampling and Handling Guidelines for Determination of Groundwater Quality; 1 August 1996

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Community Profiles and Socioeconomic Impact Assessment; Volume II of IEE, January 1994 32

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Environmental Mitigation and Impact Assessment; Volume IV of IEE, October 1994

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Biophysical Assessment of the Carmacks Copper Site; Addendum to Volume I, November 1994

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Initial Environmental Evaluation Addendum; June 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Design Criteria (Ref. No. 1783/2); IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Report on Hydrogeological Summary and Preliminary Impact Assessment (Ref. No. 1783/3); IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Report on Stability of Waste Rock Storage Facility (Ref. No. 1783/4); IEE Addendum No. 3, October 1995

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Mineral Resource Estimate
Carmacks Copper Project
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Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed QA/QC Program and Construction Specifications (Ref. No. 1783/5); IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Report on Initial Leach Pad Settlement Assessment (Ref. No. 1783/6); IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Report on Drainage Net Selection (Ref. No. 1783/7); IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Report on Conceptual Design of Heap Leach Facility for Closure (Ref. No. 1783/8); IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Terrain Hazard Mapping; IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Carmacks Copper Operating Plans; IEE Addendum No. 3, October 1995 33

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Winter Operation Temperature Profiles of a Pilot Test Leach; IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Operational Monitoring Program Plan; IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Environmental, Geotechnical and Operational Triggers; IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Alternative Water Sources and Heating and Power Supply Alternatives; IEE Addendum No. 3, October 1995

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Spill and Contingencies and Emergency Responsibilities; IEE Addendum No. 3, October 1995

Hallam Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Detailed Conceptual Reclamation and Closure Plan; IEE Addendum No. 3, October 1995

**Hill, W., A Preliminary Estimate of Mineable Ore Reserves, Williams Creek, Yukon Territory, January, 1992

**Holtby, M., Assessment Report, Williams Creek Property, Whitehorse Mining Division, Western Copper Holdings Limited, May, 1992

**Holtby, M., Assessment Report, Williams Creek Property, Whitehorse Mining Division, Western Copper Holdings Limited, June, 1993

**Kilborn Engineering Pacific Ltd., Carmacks Copper Project Feasibility Study, September, 1995

Kilborn Engineering Pacific Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Initial Environmental Evaluation; Addendum No. 4, September 1996

Kilborn Engineering Pacific Ltd., Description of Water Treatment Process for Reclamation Duty; September 1996

Kilborn Engineering Pacific Ltd., Description of Water Treatment Process for Emergency Raffinate Treatment; September 1996

Kilborn Engineering Pacific Ltd., Conceptual Heap Leach Pad Closure and Reclamation Plan; September 1996

Kilborn Engineering Pacific Ltd., Carmacks Copper Project, Basic Engineering Report and Definitive cost Estimate, December, 1997

Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Report on Conceptual layout of Mine; (Report No. 1781/1), January 1992

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Knight Piésold Ltd., Western Copper Holdings Limited, Williams Creek Project, Report on Pit Slope Stability (Ref. No. 1782/3); January 1993 34

Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project; Report on 1992 Surficial Geotechnical Investigation (Ref. No. 1782/4); May 1993

Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Report on Preliminary Design (Ref. No. 1783/1); Vol. I of II Main Report and Vol. II of II Appendices, 1 May 1995

Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Report on Updated Detailed Design of the Heap Leach Pad and Events Pond (Ref. No. 1785/1); 23 April 1997

Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Report on 1996 Geotechnical and Hydrogeological Site Investigations (Ref. No. 1784/1); June 1996

Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Report on Detailed Design (Ref. No. 1784/2); Revised 14 August 1996

Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Report on Updated Detailed Design Criteria (Ref. No. 1784/5); 3 July 1996

Knight Piésold Ltd., Western Copper Holdings Limited, Carmacks Copper Project, QA/QC Program and Technical Specifications (Ref. No. 1784/4); 24 June 1996

Lawrence, Richard W., PhD., Carmacks Copper Project, Report on Evaluation of the Mineralogy of a sample of Carmacks Acid Leach Residue; 31 May, 1996

Little Salmon Carmacks First Nation, Carmacks Renewable Resources Council, YG, Community-Based Fish and Wildlife Management Plan – Little Salmon Carmacks First Nation Traditional Territory, 2004 – 2009

Markel, R.L. and D.G. Larsen. Moose population characteristics in the Casino Trail area, November 1987. Yukon Fish and Wildlife Branch, Whitehorse. 18 pp.

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Mineral Resource Estimate
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Mining Association of Canada. Website Accessed January 4, 2004 URL: http://www.mining.ca/english/

**McNaughton, K., Oct, 1994 Carmacks Copper Project, 1994 Exploration Program

MDA Consulting Ltd., Environmental Assessment, Western Coppermine/Williams Creek, Yukon Region – Final Report, March 2000

**MPH Consulting Limited, Global, Geological Reserves, Williams Creek Deposit, Yukon, December, 1991

OreQuest Consultants Ltd., Dec. 15, 2004 Technical Report on the Minto Project

P. A. Harder and Associates Ltd., Western Copper Holdings Limited, Initial Assessment of Aquatic Resources in Williams Creek; January 1992 35

P. A. Harder and Associates Ltd., Western Copper Holdings Limited, Carmacks Copper Project, Biophysical Assessment of the Williams Creek Mine Site; Volume I of the Initial Environmental Evaluation (IEE), January 1994

Shives, R.B.K., Carson, J.M., Ford, K.L., Holman, R.B., Grant, J.A., Abbott, G., 2002. Airborne Multi-Sensor Geophysical Survey, Minto Area, Yukon.

Sinclair, W.D., 1976. Geology and Mineral Deposits of the Minto Area, Yukon Territory, in North of 60, Mineral Industry Report 1976, Yukon Territory, EGS 1977-1, Department of Indian and Northern Affairs.

Sitka Corp, Carmacks Copper Project Design Criteria and Parameters, October 1998

Slough, B.G. and R.M.P. Ward. Lynx harvest study, 1988/1989 Progress Report. Yukon Fish and Wildlife Branch, Whitehorse. 1990

Van Zyl, Dirk, Koval, Marshall, and M. Li, Ta (editors). 1992. Risk Assessment / Management Issues in the Environmental Planning of Mines. Society for Mining, Metallurgy, and Exploration, Inc. Village of Carmacks, Yukon. Website Accessed April 25, 2005. URL: www.carmacks.ca

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Western Copper Holdings Limited, Carmacks Copper Project, Conceptual Closure and Reclamation Plan; 30 June 1997

Western Copper Holdings Limited, Carmacks Copper Project, Waste Rock Storage Area; 30 June 1997

Western Copper Holdings Limited, Carmacks Copper Project, Technical Issue Response Document; 30 June 1997

Western Silver Corporation, Carmacks Copper Project Performance Standards and Design Criteria Parameters, August 2004

Yukon Electrical Company Ltd., Carmacks Copper Transmission Line Project, Project Application and Initial Environmental Evaluation, 20 March 1995

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

24.0 DATE AND SIGNATURE PAGES

The purpose of this report is to review all work done to calculate previous mineral resource estimates, calculate a new mineral resource inventory or confirm historically reported resources, and report those resources in a format fully compliant with National Instrument 43-101.

I, Ronald James Robinson of 3502 Raccine Road, Yellowknife, Northwest Territories, hereby certify that:

  I am presently employed by Aurora Geosciences Ltd. of Yellowknife, Northwest Territories and Whitehorse, Yukon as a consulting geologist.

  I am a graduate of the University of British Columbia (1985) and hold a B.Sc. degree in geology. I have been employed in my profession by various mining and consulting companies since my graduation. I have produced and supervised the production of mineral resource estimates and mineral reserve documents on numerous deposits and deposit types for the past 17 years. I am a “qualified person” for the purposes of National Instrument 43-101. I am a member of the Northwest Territories Association of Professional Engineers, Geologists, and Geophysicists.

  This certificate applies to the technical report titled “Technical Report on the Mineral Resource Inventory for the Carmacks Copper Project, Whitehorse Mining Division, Yukon Territory, for Western Copper Corp.” dated November 20, 2006.

  I have had no involvement with Western Copper Corp. nor in the Carmacks Copper Project prior to the preparation of this report.

  I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

  I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with this Instrument and that Form.

  I am responsible for the preparation of the complete Report.

  As of the date of this certificate, to the best of my knowledge, information and belief, I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which, would make the Report misleading.

Dated at Yellowknife, Northwest Territories, this 8th day of January, 2007.

                “SIGNED”
R. James Robinson, B.Sc., P. Geol

Aurora Geosciences Ltd.

Mineral Resource Estimate
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Western Copper Corp.

STATEMENT OF QUALIFICATIONS

I, Scott Casselman, P. Geo., certify that:

  I am a geologist employed by Aurora Geosciences Ltd. and reside at 33 Firth Road, Whitehorse, Yukon Territory, Y1A 4R5.

  I am issuing this certificate in connection with the technical report entitled “Technical Report on the Mineral Resource Inventory for the Carmacks Copper Project, Whitehorse Mining Division, Yukon Territory, for Western Copper Corp.” dated November 20, 2006 (the “Report”) prepared by me for Western Copper Corp. (the “Issuer”).

  I graduated from Carleton University in Ottawa, Ontario with a Bachelor of Science Degree in Geology in 1985 and have worked as a geologist since that time. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, Registration No. 20032. I am a “qualified person” for the purposes of National Instrument 43-101.

  I conducted a field examination on the Carmacks Copper Project in Central Yukon, Canada for Western Copper Corp from February 7 to 9, 2006, and re- examined the property on several occasions between August 15 and November 15, 2006.

  I am responsible for the preparation of the complete Report.

  I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

  I have had no prior involvement in the Carmacks Copper Project that is the subject of this report.

  I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with this Instrument and that Form.

  As of the date of this certificate, to the best of my knowledge, information and belief, I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which, would make the Report misleading.

Dated this 8th day of January, 2007., at Whitehorse, Yukon Territory.

              -Signed-
Scott G. Casselman, BSc., P.Geo.

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

25.0 ADDRESSED TO ISSUER

This report is addressed to Western Copper Corp, with business address at 2050 –1111 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4M3. The authors were retained by this company to prepare a NI 43-101 compliant report on the Carmacks Copper Project in Central Yukon, Canada.

25.1 CONSENT OF QUALIFIED PERSON

TO:
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION

RE:
Technical Report for the Mineral Resource Estimate on the Carmacks Copper Project in Central Yukon, Canada, dated November 20, 2006 (the “Report”) for Western Copper Corp. (the “Company”).

I, the undersigned, am an author of the Report. I hereby consent to the SEDAR filing and/or filing in any other manner of the Report with the offices of the British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission. I further hereby consent to the written disclosure of the Report and of extracts from or a summary of the Report in the Company’s Management’s Discussion and Analysis forming part of the Company’s Annual Report, or on the company’s web site.

DATED this 8th day of January, 2007.

              -Signed-
Scott Casselman, B.Sc., P. Geo.

              -Signed-
R. James Robinson, B.Sc., P. Geol.

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Appendices

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Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Appendix 1

ALS Chemex Quality Assurance: Overview

The Quality Assurance program at ALS Chemex is a multi-level program involving every area of our operations that is enhanced by a corporate culture dedicated to the encouragement of excellence in measurement techniques. The program involves clearly defined quality control procedures for sample preparation and analysis, plus a quality assessment stage that includes data review and statistical analysis. QA/QC reports are available with every Certificate of Analysis and we can provide custom reports at any time.

Major responsibility for the QA/QC program lies with our Quality Assurance group headed by Dr. Brenda Caughlin (Manager, Quality Assurance), acting in co-operation with senior staff from all sample preparation and analytical areas. Our technical managers attend regularly scheduled review meetings, either in person or by teleconference. This interaction among key personnel helps identify ways in which our program can be improved and enhanced. It is a dynamic process, allowing for continual fine-tuning through the addition of new ideas and the latest technologies.

As well, we pay close attention to client comments by maintaining records of all inquiries and special issues raised. Our Quality Assurance team in conjunction with department managers investigates any issue raised on a priority basis to ensure prompt resolution.

More details on our Quality Assurance program are available on request.

Laboratory Registration

ALS Chemex has attained ISO 9001:2000 registration at all of our North American and Peruvian laboratories as well as the Brisbane, Australia site, with Chile and the rest of Australia actively pursuing registration. Recently, we were accredited to ISO 9001:2000 for North America. ISO 9001:2000 requires evidence of a quality management system covering all aspects of our organisation. To ensure compliance with this system regular internal audits are undertaken by staff members specially trained in auditing techniques.

In addition, the ALS Chemex Vancouver laboratory is accredited to ISO 17025 by Standards Council of Canada for a number of specific test procedures including fire assay Au by AA, ICP and gravimetric finish, multi-element ICP and AA Assays for Ag, Cu, Pb, and Zn. This accreditation provides specific assessment of our laboratories’

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analytical competence for the analytical techniques listed in our scope of accreditation (Scope of Accreditation, Certificate of Accreditation). In addition to twice yearly proficiency tests, auditors experienced in minerals analysis have performed detailed technical reviews at our site. It is our opinion that the combination of the two ISO standards provides our clients complete assurance regarding the quality of every aspect of ALS Chemex operations. Our Brisbane laboratory is similarly accredited by NATA for key analytical methods.

Aside from laboratory registration, ALS Chemex has been a leader in participating in and sponsoring the Assayer Certification program in the Canadian province of British Columbia, one of the few jurisdictions that maintains a rigorous assayer registration program. We have on staff a number of Registered Assayers who have undergone extensive theoretical and practical training and passed comprehensive examinations prior to receiving their certificates.

Proficiency Testing

As part of our progress towards ISO 17025 registration ALS Chemex laboratories participate in a number of international proficiency tests, such as those managed by CANMET (Proficiency Testing Program – Minerals Analysis Laboratories)and Geostats. Both of these agencies circulate samples for analysis twice a year and evaluate the performance of participating laboratories.

Documentation

All sample preparation and analytical procedures have been assigned unique code numbers so that we always know exactly which procedure is to be followed. Each code is fully documented by written procedures that contain unique filenames and a revision number. Senior technical staff and the Quality Assurance Manager must approve any new revision. All new methods must go through a process of method validation that ensures the proposed procedure conforms to reasonable standards with respect to such critical parameters as accuracy, precision and detection limit.

Assessment Procedures

Quality Assessment is the system of activities we employ to assure our clients and ourselves that our quality control procedures are effective in providing accurate data. Part of this assessment involves a continuing evaluation of the performance of our analytical systems, primarily through statistical analysis. There are, however, other aspects to our quality assessment program:

     Evaluation of Routine Quality Control Data

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     ALS Chemex standard operating procedures require the analysis of quality control samples (reference materials, duplicates and blanks) with all sample batches. As part of the assessment of every data set, results from the control samples are evaluated to ensure they meet set standards determined by the precision and accuracy requirements of the method.

     In the event that any reference material or duplicate result falls outside the established control limits, an Error Report is automatically generated. This ensures the person evaluating the sample set for data release is made aware that a problem may exist with the data set and investigation can be initiated.

     All data generated from quality control samples is automatically captured and retained in a separate database used for Quality Assessment. Control charts for in-house reference materials from frequently used analytical methods are regularly generated and evaluated by senior technical staff at Quality Assurance meetings to ensure internal specifications for precision and accuracy are being met.

Quality Control Reports

     Quality control data for reference materials and duplicates are routinely reported to clients so that they may monitor laboratory data independently. These reports are generated at no charge to the client and are issued together with the Certificates of Analysis. QC data summaries and customised QC reports are also available. Please contact our Quality Assurance Department to request custom QC reports.

Round Robin Exchanges

     Quality Assurance staff control monthly inter-laboratory test programs covering both gold and base metal determinations to monitor the quality of data generated by our network of laboratories. The Quality Assurance group selects and circulates the samples and then evaluates the performance of each laboratory through statistical analysis.

Sample Preparation Quality Control

As part of our routine procedures, ALS Chemex uses barren wash material between sample preparation batches and, where necessary, between highly mineralised samples. This cleaning material is tested before use to ensure no contaminants are present and results are retained for reference. In addition, logs are maintained for all sample preparation activities. In the event a problem with a prep batch is identified, these logs can be used to trace the sample batch preparation and initiate appropriate action.

Performing regular QC checks on prepared material monitors sample preparation quality. Laboratories are required to submit results from QC checks to the Quality

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Assurance department to compile and make sure standards outlined in our Service Schedule are being met.

Confidentiality of Data and Data Security

The results of any analyses generated by ALS Chemex are strictly confidential and the sole property of the client. Unauthorised use or release of any analytical data is not permitted. Furthermore all internal ALS Chemex documents, reports, lists, files and methods may not be disclosed or photocopied without permission. Any act in violation of these rules would be considered grounds for dismissal. Our policy on client confidentiality is in the Staff Brochure that is given to all new employees. We also require new employees to sign a Confidentiality Agreement indicating that they understand these terms of employment and accept them.

Information stored in our computer system is available only to authorised staff and clients, all of whom have password-protected accounts. Clients can retrieve their data electronically in a secure fashion using our WebtrieveTM system. Our internal security system maintains a record of any activity in a client workorder file, including the act of viewing a file, and records the name of the user and the time, date and nature of the activity. In this way we can verify and confirm that no unauthorised activities have taken place in a client file. Other technological advances that have helped improve data security include autofaxing from the computer so that accidental misdialling does not occur.

Analytical Methods

Introduction

Prepared sample pulps are sent to the appropriate analytical department to be assayed. The following are some of the standard quality control protocols that are in effect throughout all our analytical facilities:

Sample Classification and Separation

Material, which is expected to contain higher levels of metals, such as panning concentrates, ores and mineralised samples, is routed through separate high-grade areas to minimise the chance of contamination.

Equipment and Layout

Separate analytical departments have been established to specialise in certain areas of analysis; for example, fire assay, ICPAES and ICPMS spectroscopy services,

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Western Copper Corp.

geochemical analysis, and high-grade assays. Even within a specific department, we have physically separated facilities to handle the classified samples. For example, the fire assay department is subdivided into different areas that handle trace gold, assay-level gold and concentrates and bullion. Each area has its own dedicated equipment such as furnaces, crucibles and glassware. The main objective is of course contamination control.

Supplies and Materials

For most of our analyses, we use only reagents and chemicals that are certified reagent grade or better. Because of the volume of supplies that we purchase, we are able to insist upon extremely stringent requirements to our suppliers. For example, the litharge (lead oxide) that we purchase for fire assay measurements must have a negligible gold content according to contractual obligations with the supplier. Similarly, the acids that we purchase must not contain any levels of metal impurities that could affect trace or ultratrace measurements. We devote a considerable amount of time and energy to testing of supplies and reagents to verify that they do meet our specifications.

Cleanliness

Wherever possible we use disposable test tubes to eliminate carryover from previous use. All other glassware is rigorously cleaned prior to re-use. Glassware that has contained samples with very high metal concentrations is flagged for special cleaning (typically acid-leaching) in addition to the normal procedure. In the fire assay department, we have an automated system to flag any crucible found to have contained a sample with elevated gold content. The crucible is automatically discarded rather than re-used. In addition, crucible logs are maintained for all fusion batches so crucible use can be tracked.

Analysis of Blanks, Standards and Duplicates

Our routine quality control testing includes the analysis of blanks, reference materials and duplicates. All results from quality control samples become part of a separate database that we use for Quality Assessment. All reference materials used at ALS Chemex are either primary, certified reference, or in-house reference materials that have undergone a rigorous validation process.

Accuracy and Precision

Accuracy is generally defined as the degree of agreement of a measured value with the true or certified value. Usually we can ascertain the accuracy of our methods by measuring certified reference materials, if they are available. Accuracy is also

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Mineral Resource Estimate
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monitored by participation in proficiency tests and internal round robin exchanges, as well as comparison of results against different analytical techniques.

Precision is generally defined as the degree of agreement of repeated measurements of the same parameter and is expressed quantitatively as the standard deviation. The precision (standard deviation) of a method varies as a function of concentration and must therefore be measured throughout the concentration range of the analytical procedure. We use statistical analysis of duplicate pairs data to establish precision for particular analytical procedures. Our specification for the precision of trace metal measurements is that it should be +/- 10% of the mean value at a concentration 200 times the detection limit. Our specification for assay measurements is that the precision should be +/- 5% of the mean value at a concentration 400 times the detection limit. Plots describing precision as a function of concentration are available for frequently used assay and trace metal parameters.

Check Analyses

In addition to our routine quality control analyses, check analyses are sometimes initiated by analytical department managers in order to confirm data for anomalous samples. Further review and requests for confirmatory analyses can be made by QA staff as a result of the Quality Assessment step.

Data Processing

As much as possible, analytical data is generated using computer-controlled instrumentation so that data is transferred electronically to our LIMS. This avoids data transcription errors. If manual data entry into the LIMS is required, all data is double checked by an independent reviewer to verify that the data is correct.

Additional Specific Quality Control Procedures

In addition to the universal QC procedures outlined above, we have a number of additional QC procedures that are carried out according to the measurement technique to be used:

-      Fire Assay: Our assayers take numerous additional steps in the fire assay process. Fusion crucibles are carefully checked to ensure that no boilovers have occurred in the furnace. A boilover requires re-analysis of not just that sample but also of all its nearest neighbours in the furnace. We do visual checks of the fusion mixture to make sure that there has been a clean fusion with no lead "shotting". The size of the lead button is assessed and if it is either too small or too large, the fusion will be repeated. After cupellation, the precious metal bead is checked for size, colour and surface texture. A large bead or a gold hue will indicate a sample high in silver or gold,

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Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

or both, and it must be handled with special care to control possible contamination. A pebbled bead surface can indicate the presence of platinum metals. A 'color de rosa' in the cupel can indicate the presence of tellurium, in which case the analysis will have to be repeated.

-      ICP-AES: Our analysts review all of the data generated and will take particular note of samples with high concentrations of elements such as Fe and Al, which give significant interelement interferences. Similarly, they closely watch the concentrations of those elements such as thallium, tungsten and uranium, which are most affected by interelement interferences. Concentrations of elements in these situations are verified by examining the spectra in detail and by alternative methods such as AA when possible.

-      XRF: For Whole Rock Analysis the XRF department uses a library of internationally certified reference materials, which cover the entire spectrum of geological host matrices. Cross checks between the XRF, ICP and Assay whole rock element procedures are done routinely. Anomalous samples are verified by duplicate fusions and checks by other procedures.

-      ICP-MS: The combination of an inductively-coupled plasma source with a mass detector requires not just calibration of the response function for different concentrations of each element, but also the use of a number of internal standards covering the entire mass range, thus correcting for variations in the efficiency of the transport system that moves the sample from the plasma to the mass detector.

-      AAS: All atomic absorption spectrometers (as well as all our other spectrometers) are, as part of our daily operations, tested for light throughput and stability and this information is maintained as part of the instrument software. If preset limits are exceeded the instrument will be optimised or repaired before it is operated again.

-      Balance Maintenance Program: Balances are routinely tested by our laboratory technicians using certified weights. This confirms that balances are functioning properly. In addition, service technicians perform routine balance maintenance on a regular basis. This helps to improve our level of service by making certain that the balances are accurate and by minimising the number of breakdowns.

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Appendix 2

ALS Chemex Assay Procedures in Place in the early 1990s
Assay Procedure – ME-AA46
Evaluation of Ores and High Grade Materials by Aqua-Regia Digestion
Sample Decomposition:              Nitric - Aqua Regia Digestion
Analytical Method:         Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.2 to 2.0g) is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour and a half. An ionization suppressant is added if molybdenum is to be measured. The resulting solution is diluted to volume (100 or 250 ml) with demineralized water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

International Units:

Chemex			Detection	Upper
Code	Element	Symbol	Limit	Limit

331	Arsenic	As	0.01%	30%
349	Bismuth	Bi	0.001%	30%
320	Cadmium	Cd	0.001%	10%
301	Copper	Cu	0.01%	30%
3501	Copper	Cu	0.001%	100%
3508	Copper	Cu	10 ppm	1,000,000 ppm
326	Iron	Fe	0.01%	30%
312	Lead	Pb	0.01%	30%
306	Molybdenum	Mo	0.001%	10%
307	Molybdenum as MoS2	MoS2	0.001%	100%
386	Silver	Ag	0.3 g/t	1500g/t
956	Silver (Rush charge)	Ag	0.3 g/t	1500 g/t
365	Selenium	Se	0.01%	30%
316	Zinc	Zn	0.01%	30%
8089	Manganese	Mn	0.01%	30%

American/English Units:

Chemex			Detection	Upper
Code	Element	Symbol	Limit	Limit

385	Silver	Ag	0.01 oz/ton	50 oz/ton
980	Silver (Rush charge)	Ag	0.01 oz/ton	50oz/ton

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Copper Analysis Methods – Cu-AA05

Sample Decomposition:                             Dilute H2SO4 Acid Leach
Analytical Method:         Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.5 g) is leached with 3% sulfuric acid for 15 minutes at room temperature. After leaching, the solution is diluted to volume (40 ml) with demineralized water, centrifuged and then analyzed by atomic absorption spectrometry against matrix-matched standards.

Chemex			Detection	Upper
Code	Element	Symbol	Limit	Limit

302	Copper	Cu	0.001%	100%

3509	Copper	Cu	10 ppm	1,000,000 ppm

Assay Procedure - Silver

Nitric-Hydrochloric Acid Digestion
Atomic Absorption Spectroscopy (AAS)

A prepared sample (2.0 grams) is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour. The resulting solution is diluted to 100ml with demineralized water, mixed and then analyzed by atomic absorption spectrometry.

Chemex	Rush			Detection	Upper
Code	Code	Element	Symbol	Limit	Limit

385	980	Silver	Ag	0.01 oz/T	10 oz/T

386	956	Silver	Ag	0.3 g/t	350 g/t

Aurora Geosciences Ltd.

Mineral Resource Estimate
Carmacks Copper Project
Western Copper Corp.

Fire Assay - Gold

Sample Decomp.???_______________________________
Atomic Absorption Spectroscopy (AAS)

Gold analyses are done by standard fire assay techniques. A prepared sample is fused with a neutral flux inquarted with 5 mg of gold-free silver and then cupelled. Silver beads for AA finish are digested for 1/2 hour in 1 ml diluted 75% nitric acid, then 3 ml of hydrochloric is added and the samples are digested for 1 hour. The samples are then cooled and made to a volume of 10 ml, homogenized and analyzed by atomic absorption spectroscopy.

Chemex	Rush			*Sample	Detection	Upper
Code	Code	Element	Symbol	Weight	Limit	Limit

406		Gold	Au	1 Assay Ton	5 ppb	10,000 ppb

486		Gold	Au	1 Assay Ton	0.03 ppm	300 ppm

495		Gold	Au	1 Assay Ton	0.03 g/t	500 g/t

1290		Gold	Au	1 Assay Ton	1 oz/1,000T	10 oz/T

1298		Gold	Au	2 Assay Ton	0.001 oz/T	20 oz/T

*Note:	½ Assay Ton	=	14.5883 grams
	1 Assay Ton	=	29.166 grams
	2 Assay Ton	=	58.322 grams

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